EXHIBIT 99.2
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                                                 | PricewaterhouseCoopers LLP
                                                 | Chartered Accountants
                                                 | PricewaterhouseCoopers Place
                                                 | 250 Howe Street, Suite 700
                                                 | Vancouver, British Columbia
                                                 | Canada V6C 3S7
                                                 | Telephone +1 604 806 7000
                                                 | Facsimile +1 604 806 7806


INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF TECK COMINCO LIMITED

We have completed integrated audits of Teck Cominco Limited's 2008, 2007 and 2006 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Teck Cominco Limited as at December 31, 2008 and December 31, 2007, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of the Company's financial statements as at December 31, 2008 and for each of the years in the three year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited Teck Cominco Limited's internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.


"PricewaterhouseCoopers" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

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We  conducted  our  audit of  internal  control  over  financial  reporting  in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control -- Integrated Framework issued by the COSO.



(signed) PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS
Vancouver BC
March 4, 2009

                                                                            (2)

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                              [TECK COMINCO LOGO]

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                              TECK COMINCO LIMITED

                       CONSOLIDATED FINANCIAL STATEMENTS

              For the Years Ended December 31, 2008, 2007 and 2006


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

Consolidated Statements of Earnings
Years ended December 31

================================================================================
(Cdn$ in millions, except per share data)       2008          2007         2006
--------------------------------------------------------------------------------
REVENUES                                   $   6,904      $  6,371     $  6,539

OPERATING EXPENSES                            (4,009)       (3,300)      (2,714)
--------------------------------------------------------------------------------
                                               2,895         3,071        3,825

DEPRECIATION AND AMORTIZATION                   (513)         (333)        (264)
--------------------------------------------------------------------------------
OPERATING PROFIT                               2,382         2,738        3,561

OTHER EXPENSES
  General and administration                     (89)         (109)         (96)
  Interest and financing (Note 11(h))           (182)          (85)         (97)
  Exploration                                   (135)         (105)         (72)
  Research and development                       (23)          (32)         (17)
  Asset impairment (Note 16)                    (589)          (69)           -
  Other income (expense) (Note 17)                31           170          316
--------------------------------------------------------------------------------
EARNINGS BEFORE THE UNDERNOTED ITEMS           1,395         2,508        3,595

PROVISION FOR INCOME AND RESOURCE TAXES
   (NOTE 13)                                    (658)         (795)      (1,213)
NON-CONTROLLING INTERESTS                        (82)          (47)         (19)
EQUITY EARNINGS (LOSS) (Note 6(c))                22            (5)          32
--------------------------------------------------------------------------------

NET EARNINGS FROM CONTINUING OPERATIONS          677         1,661        2,395

NET EARNINGS (LOSS) FROM DISCONTINUED
  OPERATIONS (Note 21(b))                        (18)          (46)          36
--------------------------------------------------------------------------------

NET EARNINGS                               $     659       $ 1,615     $  2,431
================================================================================


EARNINGS PER SHARE (Note 15(H))

  BASIC                                    $    1.46       $  3.74     $   5.77
  BASIC FROM CONTINUING OPERATIONS         $    1.50       $  3.85     $   5.68

  DILUTED                                  $    1.45       $  3.72     $   5.60
  DILUTED FROM CONTINUING OPERATIONS       $    1.49       $  3.83     $   5.52

WEIGHTED AVERAGE SHARES
  OUTSTANDING (millions)                       452.1         432.2        421.9

SHARES OUTSTANDING AT END OF
  YEAR (millions)                              486.9         442.7        432.4
================================================================================


The accompanying notes are an integral part of these financial statements.

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2

Consolidated Statements of Cash Flows
Years ended December 31

================================================================================
(Cdn$ in millions, except per share data)       2008          2007         2006
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net earnings from continuing operations   $    677      $  1,661     $  2,395
  Items not affecting cash
    Depreciation and amortization                513           333          264
    Provision (recovery) for future
      income and resource taxes                1,488           (97)          59
    Equity (earnings) loss                       (22)            5          (32)
    Non-controlling interests                     82            47           19
    Asset impairment                             589            69            -
    Provision for marketable securities          292             -            -
    Gain on sale of investments and assets       (16)          (55)        (201)
    Other                                         28            55           70
  Distributions received from equity
    accounted investments                         65            25           37
  Net change in non-cash working capital
    items (Note 19(b))                        (1,564)         (282)         299
--------------------------------------------------------------------------------
                                               2,132         1,761        2,910

INVESTING ACTIVITIES
  Property, plant and equipment                 (939)         (571)        (391)
  Investments and other assets                  (659)         (724)        (272)
  Acquisition of Fording Canadian
    Coal Trust (Note 4(a))                   (11,639)         (599)           -
  Acquisition of Aur Resources Inc.
    (Note 4(d))                                    -        (2,588)           -
  Proceeds from sale of investments
    and assets                                    29           194          885
  Proceeds from other assets                     187             -            -
  Decrease (increase) in temporary
    investments                                  (11)          194          759
  Decrease (increase) in cash held
    in trust                                       -           105         (105)
--------------------------------------------------------------------------------
                                             (13,032)       (3,989)         876
FINANCING ACTIVITIES
  Issuance of debt                            11,842            14          123
  Repayment of debt (Note 11(i))              (1,228)            -         (333)
  Issuance of Class B subordinate
    voting shares                                  6            13           16
  Purchase and cancellation of Class B
    subordinate voting shares                      -          (577)           -
  Dividends paid                                (442)         (426)        (296)
  Distributions to non-controlling
    interests                                   (102)          (42)          (5)
  Redemption of exchangeable debentures            -          (105)        (340)
  Other                                          (13)           (5)           -
--------------------------------------------------------------------------------
                                              10,063        (1,123)        (840)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
  CASH EQUIVALENTS HELD IN U.S. DOLLARS          241          (335)          10
--------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS FROM CONTINUING OPERATIONS        (596)       (3,686)       2,956
CASH RECEIVED FROM DISCONTINUED
  OPERATIONS (Note 21(b))                         38            40            -
--------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                   (558)       (3,646)       2,956
CASH AND CASH EQUIVALENTS AT BEGINNING
  OF YEAR                                      1,408         5,054        2,098
--------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR    $    850      $  1,408     $  5,054
================================================================================


The accompanying notes are an integral part of these financial statements.

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

Consolidated Balance Sheets
As at December 31

================================================================================
                                                             2008          2007
--------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
      Cash and cash equivalents                         $     850     $   1,408
      Temporary investments                                    11             -
      Income taxes receivable                               1,130            33
      Accounts and settlements receivable                     769           560
      Inventories (Note 5)                                  1,339         1,004
--------------------------------------------------------------------------------
                                                            4,099         3,005

Investments (Note 6)                                          948         1,506

Property, plant and equipment (Note 7)                     23,909         7,807

Other assets (Note 8)                                         853           592

Goodwill (Note 9)                                           1,724           663
--------------------------------------------------------------------------------
                                                        $  31,533     $  13,573
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
      Accounts payable and accrued liabilities
        (Note 10)                                       $   1,506     $   1,238
      Current portion of long-term debt (Note 11)           1,336            31
      Short-term debt (Note 11)                             6,436             -
--------------------------------------------------------------------------------
                                                            9,278         1,269

Long-term debt (Note 11)                                    5,102         1,492

Other liabilities (Note 12)                                 1,184           994

Future income and resource taxes (Note 13(c))               4,965         2,007

Non-controlling interests (Note 14)                           104            92

Shareholders' equity (Note 15)                             10,900         7,719
--------------------------------------------------------------------------------

                                                        $  31,533     $  13,573
================================================================================

Liquidity risk (Note 2) Commitments and contingencies (Note 20) Subsequent events (Note 4(e), 6(a) and 20(a)) Approved on behalf of the Board of Directors



     /s/ Hugh J. Bolton                        /s/ Keith E. Steeves
-------------------------------------      ------------------------------------
         HUGH J. BOLTON                            KEITH E. STEEVES
 Chairman of the Audit Committee                      Director

The accompanying notes are an integral part of these financial statements.
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

Consolidated Statements of Shareholders' Equity
Years ended December 31

=========================================================================================
(Cdn$ in millions)                                       2008          2007          2006
-----------------------------------------------------------------------------------------
CLASS A COMMON SHARES (Note 15)
Balance - beginning of year                          $      7      $      7      $      7
-----------------------------------------------------------------------------------------
Balance - end of year                                       7             7             7

CLASS B SUBORDINATE VOTING SHARES
Balance - beginning of year                             3,274         2,398         2,148

    Issued on exercise of options (Note 15(e))              7            16            20
    Issued on settlement of exchangeable
      debentures                                            -             -           230
    Issued on business acquisitions
      (Note 4(a) and 4(d))                              1,504           952             -
    Issued on asset acquisition (Note 4(b))               287             -             -
    Purchased through share repurchase
      program (Note 15(j))                                  -           (92)            -
-----------------------------------------------------------------------------------------
Balance - end of year                                   5,072         3,274         2,398

RETAINED EARNINGS
Balance - beginning of year as
  previously reported                                   5,038         4,225         2,228
    Adoption of financial instruments
     standards                                              -           112             -
    Net earnings                                          659         1,615         2,431
    Dividends declared                                   (221)         (431)         (431)
    Class B subordinate voting shares
      repurchased (Note 15(j))                              -          (483)            -
    Interest on exchangeable debentures,
      net of taxes (Note 15(d))                             -             -            (3)
-----------------------------------------------------------------------------------------
Balance - end of year                                   5,476         5,038         4,225

CONTRIBUTED SURPLUS
Balance - beginning of year                                71            64            61
    Stock-based compensation expense
       (Note 15(e))                                        13            11             7
    Transfer to Class B subordinate voting
      shares on exercise of options                        (2)           (2)           (4)
    Share repurchase program (Note 15(j))                   -            (2)            -
-----------------------------------------------------------------------------------------
Balance - end of year                                      82            71            64

ACCUMULATED OTHER COMPREHENSIVE
  INCOME (LOSS) (Note 15(g))                              263          (671)         (145)
-----------------------------------------------------------------------------------------

TOTAL SHAREHOLDERS' EQUITY                           $ 10,900      $  7,719      $  6,549
=========================================================================================


Consolidated Statements of Comprehensive Income
Years ended December 31
=========================================================================================
(Cdn$ in millions)                                       2008          2007          2006
-----------------------------------------------------------------------------------------
NET EARNINGS                                         $    659      $  1,615      $  2,431

OTHER COMPREHENSIVE INCOME (LOSS) IN THE YEAR
    Changes in foreign currency
      translation adjustments                           1,003          (550)           23
    Changes in unrealized gains and losses of
      available-for-sale instruments                      (48)          (36)            -
    Changes in unrealized gains and losses of
      derivatives designated as cash flow hedges          (21)           10             -
-----------------------------------------------------------------------------------------
Total other comprehensive income (loss)
  (Note 15(g))                                            934          (576)           23
-----------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                 $  1,593      $  1,039      $  2,454
=========================================================================================


The accompanying notes are an integral part of these financial statements.

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

Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

1.   NATURE OF OPERATIONS

     Teck Cominco Limited and its subsidiaries ("we," "us," or "our") are engaged in mining and related activities including exploration, development, processing, smelting and refining. Our major products are copper, metallurgical coal and zinc. We also produce precious metals, lead, molybdenum, electrical power, fertilizers and various specialty metals. Metal products are sold as refined metals or concentrates. We also own an interest in certain oil sands leases and have a partnership interest in an oil sands development project.


2.   LIQUIDITY RISK

     Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due.

     On September 30, 2008, we entered into definitive financing agreements related to bridge and term loan facilities and the conditions precedent to our purchase of the assets of the Fording Canadian Coal Trust ("Fording") and our lenders' funding obligations were substantially satisfied. Our original plan for the acquisition was to refinance a substantial portion of the acquisition facilities prior to or shortly after closing of the transaction with various types of long-term debt and to repay the balance with cash flow from operating activities prior to the maturity of the term facility. In the fourth quarter of 2008 and prior to the closing of the transaction, conditions in the credit markets deteriorated substantially, effectively closing the credit markets to us. These credit market conditions had a serious impact on the global economy, which has contributed to a significant and rapid decline in the demand for and selling price of the base metal products we produce. As a result of these conditions, which have continued into 2009, our credit ratings were lowered and our share price has declined substantially.

     Current weak global economic conditions and the downgrade in our credit ratings make access to the credit and capital markets difficult for us, which may compromise our ability to repay or refinance all or a portion of the acquisition loans as they become due. We are currently in compliance with the financial covenants under our credit agreements, which establish a maximum debt to total capitalization ratio of 60% at the end of each calendar quarter until it declines to 50% at September 30, 2009. At December 31, 2008, our debt to total capitalization ratio was 54%. To maintain our current production forecasts for 2009, we expect capital spending of approximately $500 million in 2009 and with the re-scaling of that project, our contributions to the Fort Hills Energy Limited Partnership ("FHELP") are expected to decline to $330 million for our share of the remaining costs necessary to get to a sanctioning decision. Based on expected free cash flow we will not generate sufficient funds from operations to repay the entire obligation on the bridge facility that is due on October 29, 2009, and will need to generate funds from other sources to do so, or will need an extension or refinancing of the bridge loan.

     As at December 31, 2008, US$5.3 billion of the bridge facility and US$4 billion of the term facility were outstanding. All of the bridge facility and US$1.1 billion of the term facility is due on or before October 29, 2009.

     To address our near-term liquidity requirements, we have begun discussions with our lenders to negotiate amendments to the bridge facility to provide us with additional time to generate cash and/or access appropriate sources of long-term financing to repay the bridge facility. There can be no assurance that these negotiations will be successful. We have also taken a number of other steps to assist us in meeting our repayment obligations, including suspending the dividends on our Class A common and Class B subordinate voting shares, reducing capital and discretionary spending, expediting tax refunds of $1.1 billion, closing unprofitable operations and reducing the size of our global workforce by approximately 13%. To date we have sold our interest in the Lobo-Marte gold property for US$40 million, and 5.6 million Kinross shares, and have announced the sale of our interest in the Hemlo mines for US$65 million, and our indirect interest in a Peruvian company, Sociedad Minera El Brocal S.A.A., for US$35 million. We are also pursuing other potential asset sales. There can be no assurance that we will be able to complete further sufficient asset sales on a timely basis.

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6

     Our ability to repay or refinance the bridge facility prior to its maturity and make the quarterly instalment payments on the term facility depends on a number of factors, some of which are beyond our control. These include general global economic, credit and capital market conditions, and the demand for and selling price of our products, in particular, metallurgical coal. There can be no assurance that our credit ratings will not be downgraded further, which would further increase our costs of borrowing and further limit our ability to refinance our existing debt. There is no assurance that the expected cash flows from operations in combination with asset sales and other steps being taken will allow us to meet these obligations as they become due, that we will continue to meet the financial covenants under our various lending agreements, or that we will be successful in renegotiating or refinancing the bridge facility. Accordingly, it is possible that we could be in default of our various lending agreements prior to the end of 2009, which could result in outstanding obligations becoming immediately due and payable unless we can obtain waivers from the lenders.

     Although we have approximately $1.1 billion in unused credit lines under various bank credit facilities, there can be no assurance, given our current financial condition, that these credit lines will be available to us if we should need to draw on them, or that our maturing credit lines of US$50 million and miscellaneous letters of credit totalling $258 million will be renewed in the ordinary course. Our existing debt obligations will constrain our capital spending and that may have an adverse effect on our operations. Our debt levels will also limit our ability to expand our
     operations   or  make   other   investments   that   would   enhance   our
     competitiveness.

     In a cyclical industry such as ours, history has shown that periodic spikes in commodity prices can result in substantial increases in our company's cash flow. Many of our major operations are long-life assets with significant reserves and resources and have lives exceeding 20 years based on current production levels. If we are to realize the benefit of the economic recovery when in occurs, we must more closely match the term of our debt structure to the life of our assets. We believe that our access to financial resources through capital markets transactions has been limited mainly due to the effective closure of the capital markets brought about by the significant deterioration in the financial markets in the latter half of 2008, which we believe has also contributed to the significant decline in the demand for and selling price of our products. Accordingly, there is some risk that the steps described above will not be successful in allowing us to meet our obligations, which may require us to sell core assets or raise debt or equity capital, which management believes would enable us to satisfy our obligations as they fall due. However, these actions may have a material adverse effect on our business and on the market prices of our equity and debt securities.


3.   SIGNIFICANT ACCOUNTING POLICIES

a)   Basis  of  Presentation,   Accounting   Principles  and  Adoption  of  New
     Accounting Standards

     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     Our consolidated financial statements are prepared using Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). Note 24 reconciles the consolidated financial statements prepared in accordance with Canadian GAAP to financial statements prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP").

     BASIS OF PRESENTATION

     Our consolidated financial statements include the accounts of Teck Cominco Limited and all of its subsidiaries. Our significant operating subsidiaries include Teck Cominco Metals Ltd. ("TCML"), Teck Cominco American Inc. ("TCAI"), Teck Cominco Alaska Inc. ("TCAK"), Highland Valley Copper Partnership ("Highland Valley Copper"), Teck Coal Partnership ("Teck Coal," previously known as Elk Valley Coal Partnership), Compania Minera Quebrada Blanca S.A. ("Quebrada Blanca") and Compania Minera Carmen de Andacollo ("Andacollo").


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                                                                              7

     Many of our mining activities are conducted through interests in entities where we share joint control including Compania Minera Antamina ("Antamina") and Pogo Joint Venture ("Pogo"). These entities are accounted for using the proportionate consolidation method. We shared joint control of Teck Coal prior to our acquisition of Fording's 60% interest in Teck Coal in October 2008 (Note 4(a)). We also consolidate entities that are variable interest entities where we are the primary beneficiary.

     Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. All dollar amounts are in Canadian dollars unless otherwise specified.

     INVENTORIES

     In June 2007, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3031 "Inventories" to replace Section 3030. The new section, which was effective on January 1, 2008, establishes standards for the measurement and disclosure of inventories. Retrospective application of this standard did not have an effect on our financial statements.

b)   Significant Accounting Policies

     USE OF ESTIMATES

     The preparation of our financial statements in conformity with GAAP requires estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where judgment is applied include asset and investment valuations, ore reserve estimation, finished and in-process inventory quantities, plant and equipment lives, goodwill, contingent liabilities including matters in litigation, variable interest entities, tax rates, provisions and future tax balances including valuation allowances in respect of future tax balances, asset retirement obligations, other environmental liabilities, pension and other post-retirement benefits and other accrued liabilities.

     As at December 31, 2008, global market conditions were unsettled and volatile. In these circumstances, assumptions for value of non-exchange traded assets and business units are even more subject to variability. These valuations are the basis of impairment testing, particularly in respect of goodwill. Actual results could differ from our estimates.

     TRANSLATION OF FOREIGN CURRENCIES

     The functional currency of Teck Cominco Limited, the parent entity, is the Canadian dollar. For our integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to earnings.

     The accounts of our self-sustaining foreign operations are translated at year end exchange rates, and revenues and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in other comprehensive income until they are realized by a reduction in the investment.

     FINANCIAL INSTRUMENTS

     We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.


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8

     TEMPORARY INVESTMENTS

     Temporary   investments  are  designated  as   available-for-sale.   These
     investments include money market instruments with maturities of greater than three months from the date of acquisition.

     TRADE RECEIVABLES AND PAYABLES

     Trade receivables and payables are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, trade receivables are net of allowances for uncollectable amounts.

     INVESTMENTS IN MARKETABLE SECURITIES

     Investments in marketable securities are designated as available-for-sale and recorded at fair value. Fair values are determined by reference to quoted market prices at the balance sheet date. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income until investments are disposed of or when an other-than-temporary decline in value occurs. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. At each balance sheet date, we assess for any impairment in value that is considered to be other than temporary, and record such impairments in net earnings for the period.

     SHORT-TERM DEBT AND LONG-TERM DEBT

     Short-term debt and long-term debt are initially recorded at total proceeds received less direct issuance costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

     DERIVATIVE INSTRUMENTS

     Derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other income (expense) in net earnings. Fair values for derivative instruments held for trading are determined using valuation techniques. These valuations use assumptions based on market conditions existing at the balance sheet date. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

     HEDGING

     Certain derivative investments may qualify for hedge accounting. For fair value hedges, any gains or losses on the hedging instrument relating to both the effective and ineffective portion of the hedge are recognized in net earnings, which offsets the fair value changes in the hedged item.

     For cash flow hedges, any unrealized gains and losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in net earnings upon settlement of the hedging instrument, when the hedged item ceases to exist, or when the hedge is determined to be ineffective.

     For hedges of net investments in self-sustaining operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in net earnings on the ineffective portion of the hedge, or when there is a reduction in the net investment in the self-sustaining operation being hedged.


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                                                                              9

     INVENTORIES

     Finished products, work in process and raw material inventories are valued at the lower of cost and net realizable value. Raw materials include concentrates for use at smelting and refining operations. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations.

     For work in process and finished product inventories, cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Waste rock stripping costs related to mine production are included in the cost of inventories as incurred.

     When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the amount of the write-down is reversed.

     We use both joint-product and by-product costing for work in process and finished product inventories. Joint costing is applied to primary products at the Red Dog, Antamina, Duck Pond and Pend Oreille mines and the Trail operations, where the profitability of the operation is dependent upon the production of a number of primary products. Joint costing allocates total production costs based on the relative values of the products. Where by-product costing is used, by-products are allocated the incremental costs of processes that are specific to the production of that product.

     Supplies inventory is valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

     INVESTMENTS SUBJECT TO SIGNIFICANT INFLUENCE

     Investments over which we exercise significant influence are accounted for using the equity method. We also equity account for variable interest entities of which we are not the primary beneficiary. At each balance sheet date, we assess the value of these investments for impairment.

     PROPERTY, PLANT AND EQUIPMENT

     PLANT AND EQUIPMENT

     Plant and equipment are recorded at cost. The cost of buildings, plant and processing equipment at our mining operations is amortized on a units-of-production basis over the lesser of the estimated useful life of the asset and the estimated proven and probable ore reserves. Amortization of plant and equipment at our smelting operations is calculated on a straight-line basis over the estimated useful life of the asset. Mobile equipment is depreciated over the estimated equipment operating hours. Buildings are amortized on a straight-line basis over their estimated useful life, not exceeding the estimated life of the mine.

     When we incur debt directly related to the construction of a new operation or major expansion, the interest and financing costs associated with such debt are capitalized during the construction period.

     MINERAL PROPERTIES AND MINE DEVELOPMENT COSTS

     The cost of acquiring and developing mineral properties or property rights, including costs incurred during production to increase future output by providing access to additional sources of reserves, are deferred. Once available for use, mineral properties and mine development costs are amortized on a units-of-production basis over the proven and probable reserves to which they relate.


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10

     Underground  mine   development   costs  are  amortized  using  the  block
     amortization method. Development costs associated with each distinct section of the mine are amortized over the reserves to which they relate.

     Exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources, as defined under National Instrument 43-101, exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred.

     DEVELOPMENT COSTS OF OIL SANDS PROPERTIES

     The costs of acquiring, exploring, evaluating and developing oil sands properties are deferred when it is expected that these costs will be recovered through future exploitation or sale of the property.

     ASSET IMPAIRMENT

     We perform impairment tests on our property, plant and equipment when events or changes in circumstances occur that indicate the carrying value of an asset may not be recoverable. Estimated future cash flows are calculated using estimated future prices, mineral resources, operating and capital costs on an undiscounted basis. When the carrying value of the mine or development project exceeds estimated undiscounted future cash flows, the asset is impaired. Write-downs are recorded to the extent the carrying value exceeds the discounted value of the estimated future cash flows.

     REPAIRS AND MAINTENANCE

     Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

     GOODWILL

     We allocate goodwill arising from business combinations to the reporting units acquired based on estimates of the fair value of the reporting unit. Any excess of the fair value of a reporting unit over the fair value of the sum of its individual assets and liabilities is considered goodwill for that reporting unit.

     We perform goodwill impairment tests annually and when there are impairment indicators. This impairment assessment involves estimating the fair value of each reporting unit that has been assigned goodwill. We compare the fair value to the total carrying amount of each reporting unit, including goodwill. If the carrying amount exceeds fair value, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit. The difference represents the fair value of goodwill. If the carrying amount of goodwill exceeds this amount, we reduce goodwill by a charge to earnings in the amount of the excess.

     The fair value of assets and liabilities are estimated using a model of discounted cash flows based on proven and probable reserves and value beyond proven and probable reserves. Other major assumptions include commodity prices, operating costs, foreign exchange rates and discount rates.

     Circumstances which result in an impairment and write-down of goodwill could arise through a variety of factors including a reduction in the reserve or resource base of the mineral property, a reduction in expected future prices for the commodities produced, or other factors, including changes in the timing of project development, host country tax regime and external economic factors. In addition, general economic and capital market conditions at the balance sheet date could result in a diminution of fair value that would result in an impairment of goodwill.


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                                                                             11

     REVENUE RECOGNITION

     Sales are recognized when title transfers, the rights and obligations of ownership pass to the customer and the price is reasonably determinable. The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale based on forward prices for the expected date of the final settlement. As a result, the value of our concentrate receivables change as the underlying commodity market prices vary. This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenues.

     INCOME AND RESOURCE TAXES

     Current income taxes are recorded based on the estimated income and resource taxes receivable or payable on taxable income for the current year. Future income tax assets and liabilities are recognized based on the difference between the tax and accounting values of assets and liabilities and are calculated using substantively enacted tax rates for the periods in which the differences are expected to reverse. Tax rate changes are recognized in earnings in the period of substantive enactment. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

     We are subject to assessments by various taxation authorities which may interpret tax legislation differently. The final amount of taxes to be paid depends on a number of factors including outcomes of audits, appeals, disputes, negotiations and litigation. We provide for such differences based on our best estimate of the probable outcome of these matters.

     PENSION AND OTHER EMPLOYEE FUTURE BENEFITS

     DEFINED BENEFIT PENSION PLANS

     Defined benefit pension plan obligations are based on actuarial determinations. The projected benefit method prorated on services is used to determine the accrued benefit obligation. Actuarial assumptions used in the determination of defined benefit pension plan liabilities and non-pension post-retirement benefits are based upon our best estimates, including discount rate, expected plan performance, salary escalation, expected health care costs and retirement dates of employees. The expected return on plan assets is estimated based on the fair value of plan assets, asset allocation and expected long-term rates of return.

     Past service costs and transitional assets or liabilities are amortized on a straight-line basis over the expected average remaining service period of active employees expected to receive benefits under the plan up to the full eligibility date.

     Differences between the actuarial liabilities and the amounts recorded in the financial statements will arise from changes in plan assumptions, changes in benefits, or through experience as results differ from actuarial assumptions. Cumulative differences which are greater than 10% of either the fair value of the plan assets or the accrued benefit obligation, whichever is greater, are amortized over the average remaining service life of the related employees.

     DEFINED CONTRIBUTION PENSION PLANS

     The cost of providing benefits through defined contribution plans is charged to earnings as the obligation to contribute is incurred.


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12

     NON-PENSION POST-RETIREMENT PLANS

     We provide certain health care benefits for certain employees when they retire. The cost of these benefits is expensed over the period in which the employees render services. These non-pension post-retirement benefits are funded by us as they become due.

     STOCK-BASED COMPENSATION

     The fair value method of accounting is used for stock-based compensation awards. Under this method, the cost of options and other stock-based compensation arrangements is recorded based on the estimated fair values at the grant date and charged to earnings over the vesting period. For employees eligible for normal retirement prior to vesting, the expense is charged to earnings over the period from the grant date to the date they are eligible for retirement.

     Stock-based compensation expense relating to deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

     RESEARCH AND DEVELOPMENT

     Research costs are expensed as incurred. Development costs are only deferred when the product or process is clearly defined, the technical feasibility has been established, the future market for the product or process is clearly defined and we are committed to, and have the resources to, complete the project.

     ASSET RETIREMENT OBLIGATIONS

     Future obligations to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are initially recognized and recorded as a liability at fair value, based on estimated future cash flows, our current credit adjusted risk-free discount rate and an estimated inflation factor. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings. For operating properties, the amount of the asset retirement liability initially recognized and any subsequent adjustments are capitalized as part of the asset's carrying value and amortized over the asset's estimated useful life. For closed properties, any adjustments to the liability are charged to other income (expense). Asset retirement obligations are only recorded when the timing or amount of remediation costs can be reasonably estimated.

     EARNINGS PER SHARE

     Earnings per share are calculated based on the weighted average number of shares outstanding during the year. We follow the treasury stock method for the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should "in-the-money" options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

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                                                                             13

c)   New Canadian Accounting Pronouncements

     GOODWILL AND INTANGIBLE ASSETS

     In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets," which replaces Section 3062, "Goodwill and Other Intangible
     Assets." This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging
     Issues Committee Abstract 27, "Revenues and Expenditures in the Pre-operating Period," ("EIC-27") was withdrawn.

     This standard is effective for our fiscal year beginning January 1, 2009 with retrospective application. Deferred start-up costs of $19 million, net of tax of $10 million, at December 31, 2008 will be written-off.

     BUSINESS COMBINATIONS AND RELATED SECTIONS

     In January 2009, the CICA issued Section 1582 "Business Combinations" to replace Section 1581. Prospective application of the standard is effective January 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards ("IFRS"). The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

     The CICA concurrently issued Section 1601 "Consolidated Financial Statements" and Section 1602 "Non-Controlling Interests," which replace
     Section 1600 "Consolidated Financial Statements." Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. These standards are effective January 1, 2011, unless they are early adopted at the same time as Section 1582 "Business Combinations."


4.   ACQUISITIONS AND DISPOSITIONS

a)   Acquisition of Fording Canadian Coal Trust

     In October 2008, we acquired all of the assets of Fording, which consisted primarily of a royalty interest in respect of Fording's 60% non-operating interest in Teck Coal, previously known as Elk Valley Coal Partnership ("EVCP"). Teck Coal operates six metallurgical coal mines located in south eastern British Columbia and west central Alberta.

     Prior to the acquisition we were the managing partner of Teck Coal and owned a 52% effective interest in the partnership. This was comprised of a 40% direct interest in Teck Coal and a 19.6% interest in the outstanding units of Fording. We acquired an 8.7% interest in Fording in 2003 for $150 million and a further 11.2% interest in 2007 for $599 million. Our 19.6% interest in Fording, represented by 29.5 million Fording units, was an effective 11.8% interest in Teck Coal and we accounted for this interest using the equity method. We recorded equity earnings from Fording until October 30, 2008.

     As part of the plan of arrangement to acquire the assets of Fording, we sold our Fording units. The net proceeds of approximately $2.9 billion were used to partially fund the acquisition of Fording's assets. The net proceeds from the disposition of the units have been offset against the purchase price of Fording's assets. These transactions resulted in the acquisition of an 80.4% interest in the assets and liabilities of Fording.


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14

     The separate acquisitions have been accounted for using the purchase method. Accordingly, the values assigned to assets acquired and liabilities assumed from Fording reflect the nature of a step-by-step purchase with the assets and liabilities measured at their estimated individual fair values on each respective date of acquisition. Our consolidated earnings and cash flows include 100% of Fording's results of operations from October 30, 2008.

     The purchase cost of $13,644 million was funded with a combination of cash and Class B subordinate voting shares as follows:

     ===========================================================================
     (Cdn $ in millions)
     ---------------------------------------------------------------------------
     Cash                                                             $  14,635
     Issuance of 36,828,787 Class B subordinate voting shares             1,504

     Proceeds on disposal of Fording units                               (2,870)
     Transaction costs, including taxes                                     375
     ---------------------------------------------------------------------------
     Total purchase price                                             $  13,644
     ===========================================================================

     Each Class B subordinate voting share was valued at $42.98, being the average closing price on the Toronto Stock Exchange for two trading days before and one trading day after the announcement of our offer for Fording, less deemed issuance costs.

     Our allocation of the purchase cost to the assets acquired and liabilities assumed is based upon estimated fair values at the time of acquisition. We have substantially completed the process of determining fair values for assets acquired and liabilities assumed. Matters still under review principally relate to income and resource taxes and could affect values assigned to future tax liabilities and goodwill. As a result, the purchase price allocation is subject to change in 2009 as the valuation process is completed.


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                                                                             15

     Our current allocation of the purchase price to the estimated fair value of the assets and liabilities of Fording from the various steps is as follows:

     ===========================================================================
     (Cdn $ in millions)                2003 and 2007         2008        Total
     ---------------------------------------------------------------------------
     Cash                                      $   25     $    101     $    126
     Accounts receivable                           45          187          232
     Inventory                                     33          327          360
     Property, plant and equipment                849       13,438       14,287
     Goodwill                                     308          883        1,191
     Future income and resource tax assets          -        1,400        1,400
     Other                                          5           15           20
     ---------------------------------------------------------------------------
     Total assets acquired                      1,265       16,351       17,616
     Current liabilities                          (50)        (292)        (342)
     Derivative instrument liability              (58)        (239)        (297)
     Long-term debt                                (8)        (281)        (289)
     Long-term liabilities                        (36)        (147)        (183)
     Future income and resource
       tax liabilities                           (273)      (1,735)      (2,008)
     Non-controlling interests                     (1)         (13)         (14)
     ---------------------------------------------------------------------------

     Total liabilities assumed                   (426)      (2,707)      (3,133)
     ---------------------------------------------------------------------------

     Net assets acquired                       $  839     $ 13,644    $  14,483
     ===========================================================================

     The goodwill balances arising from the Fording acquisitions are in part due to the accounting requirement to recognize a future tax liability but also reflect, for the 2008 purchase, changes in expected future coal prices and US/Canadian dollar exchange rates between the date of the acquisition announcement in July 2008 and the closing of the acquisition on October 30, 2008.

     The net cash cost of the acquisition was as follows:

     ===========================================================================
     (Cdn $ in millions)                                                   2008
     ---------------------------------------------------------------------------
     Cash paid to Fording unit holders                                 $ 14,635
     Less cash proceeds on disposal of Fording units                     (2,870)
     Less Fording's cash balance on acquisition date                       (126)
     ---------------------------------------------------------------------------
                                                                       $ 11,639
     ---------------------------------------------------------------------------

b)   Acquisition of Relincho Copper Project

     In August 2008, we completed the acquisition of the Relincho copper project in Chile by way of a plan of arrangement involving Global Copper Corp., the owner of the project. The purchase price was $424 million, being $136 million paid in cash, the issuance of 6.9 million Class B subordinate voting shares valued at $287 million, less $1 million of transaction costs. We accounted for this transaction as an asset acquisition and recorded a future income tax liability based upon the difference between the accounting and tax basis of the assets acquired. The purchase price has been allocated as follows: $681 million to mineral properties, $252 million to future income tax liability and $5 million to net liabilities assumed.


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16

c)   Disposition of Minera Petaquilla

     In March 2008, we satisfied contractual requirements to earn a 26% equity interest in Minera Petaquilla S.A. ("MPSA"), the Panamanian company that holds the Petaquilla concession. We also entered into an agreement with Inmet Mining Corporation ("Inmet"), whereby Inmet would provide our share of the required project funding on an interim basis, and act as operators of the project on our behalf. In November 2008, we elected to withdraw from the Petaquilla project and our 26% interest in MPSA was assigned to Inmet. We have no further funding obligations for this project.

     Our withdrawal from the project resulted in a pre-tax, non-cash charge of $22 million, which is included in the asset impairment charges disclosed in Note 16.

d)   Acquisition of Aur Resources Inc.

     In August 2007, we acquired 100% of the outstanding common shares of Aur Resources Inc. ("Aur") for $4,054 million. Aur owned interests in the Quebrada Blanca (76.5%) and Andacollo (90%) copper mines located in Chile and the Duck Pond (100%) copper-zinc mine located in Newfoundland, Canada. We accounted for the acquisition of Aur using the purchase method. Aur's results of operations are included in our consolidated financial statements from August 22, 2007.

     The purchase cost of $4,054 million was funded with a combination of cash and Class B subordinate voting shares as follows:

     ===========================================================================
     (Cdn $ in millions)
     ---------------------------------------------------------------------------
     Cash                                                               $ 3,089
     Issuance of 21,971,906 Class B subordinate voting shares               952
     Transaction costs                                                       13
     ---------------------------------------------------------------------------

     Total purchase price                                               $ 4,054
     ===========================================================================

     Each Class B subordinate voting share was valued at $43.33, being the average closing price on the Toronto Stock Exchange for two trading days before and one day after the announcement of our offer for Aur, less deemed issuance costs.

     In 2008 we completed the process of determining fair values for the assets and liabilities acquired from Aur. The significant changes from the preliminary allocation at December 31, 2007 include an increase to goodwill of $44 million, a $15 million increase to other assets, an increase to the future income tax liability of $62 million and a $3 million adjustment to other accounts.


-------------------------------------------------------------------------------

     Our final allocation of the purchase price to the estimated fair value of the assets and liabilities of Aur is as follows:

     ===========================================================================
     (Cdn $ in millions)
     ---------------------------------------------------------------------------
     Cash                                                               $   501
     Inventory                                                              267
     Property, plant and equipment                                        4,135
     Goodwill                                                               750
     Other                                                                  345
     ---------------------------------------------------------------------------
     Total assets acquired                                                5,998

     Current liabilities                                                   (197)
     Long-term liabilities                                                 (393)
     Future income tax liability                                         (1,325)
     Non-controlling interests                                              (29)
     ---------------------------------------------------------------------------
     Total liabilities assumed                                           (1,944)
     ---------------------------------------------------------------------------
     Net assets acquired                                                $ 4,054
     ---------------------------------------------------------------------------

     The net cash cost of the acquisition was as follows:

     ===========================================================================
     (Cdn $ in millions)
     ---------------------------------------------------------------------------
     Cash paid to Aur shareholders                                      $ 3,089
     Less Aur's cash balance on acquisition date                           (501)
     ---------------------------------------------------------------------------
                                                                        $ 2,588
     ===========================================================================

     The goodwill balance arising from the Aur acquisition is a result of the accounting requirement to recognize a future tax liability calculated as the difference between the fair values of the assets and liabilities and the tax bases on an undiscounted basis.

     As a result of the decline in commodity prices in the fourth quarter of 2008, a goodwill impairment test was performed for Aur which indicated that a write-down of the goodwill arising in the acquisition was required (Note 16(b)).

e)   Dispositions Subsequent to December 31, 2008

     In January 2009, we sold our 60% interest in the Lobo-Marte gold project in Chile to Kinross Gold Corporation ("Kinross") for US$40 million in cash and approximately 5.6 million Kinross common shares valued at US$97 million at the date of the sale. We also received a 1.75% net smelter return royalty, which shall not exceed US$40 million, in respect of 60% of the gold produced from Lobo-Marte payable when gold prices on the London Metal Exchange exceed US$760 per ounce. An estimated pre-tax gain of $160 million will be recognized in the first quarter of 2009.

     The Kinross shares received as consideration are subject to a four month restriction on resale that expires on May 6, 2009. We can enter into a transaction that has the economic effect of a sale of the Kinross shares with the consent of Kinross, which cannot be unreasonably withheld.


-------------------------------------------------------------------------------
18

     In February 2009, we announced the sale of our interest in the Williams and David Bell ("Hemlo") mines for US$65 million to an affiliate of Barrick Gold Corporation. The transaction will have an effective date of January 1, 2009. Closing is subject to customary conditions, including receipt of regulatory approvals and is expected to occur in the second quarter. An estimated pre-tax gain of $60 million will be recognized upon closing.

     Also in February 2009, we announced the sale of our indirect interest in Sociedad Minera El Brocal S.A.A. for US$35 million. Closing is subject to customary conditions and is expected to occur in the first quarter of 2009. An estimated pre-tax gain of $42 million will be recognized upon closing.


5.   INVENTORIES

     ====================================================================================

     (Cdn$ in millions)                                           2008             2007
     ------------------------------------------------------------------------------------
     Finished product                                          $   534         $    312
     Work in process                                               371              350
     Raw materials                                                  91              153
     Supplies                                                      343              189
     ------------------------------------------------------------------------------------
                                                               $ 1,339         $  1,004
     ====================================================================================

     Operating expenses include $300 million (2007 - $(2) million, 2006 - $(59) million) of costs of inventories. As at December 31, 2008 we recorded a write-down of $24 million (2007 - nil) on a portion of our product inventory to its net realizable value of $116 million.


6.   INVESTMENTS

     ====================================================================================
     (Cdn$ in millions)                                2008                    2007
     ------------------------------------------------------------------------------------
                                              Carrying       Fair     Carrying      Fair
                                                 value      value        value     value
     ------------------------------------------------------------------------------------
     AVAILABLE-FOR-SALE INVESTMENTS
     Marketable securities                     $   104     $  104      $   308     $ 308

     HELD FOR TRADING INVESTMENTS
     Warrants                                       -          -             1         1
     ------------------------------------------------------------------------------------
                                                   104     $  104          309     $ 309
     INVESTMENTS ACCOUNTED FOR UNDER
      THE EQUITY METHOD
     Fording Canadian Coal Trust (Note 4(a))         -                     750
     Galore Creek Partnership
       (50% interest) (a)                          299                     214
     Fort Hills Energy Limited Partnership
       (20% interest) (b)                          545                     233
                                               -------                 -------
                                               $   948                 $ 1,506
                                               =======                 =======


-------------------------------------------------------------------------------
                                                                             19

a)   Galore Creek Partnership

     In August 2007, we formed a 50/50 partnership with NovaGold Resources Inc. ("NovaGold") to develop the Galore Creek copper-gold deposit in northwest British Columbia. In November 2007, construction activities at the project were suspended as a result of our review of the first season of construction, and a more extensive engineering study that anticipated substantially higher capital costs and a longer construction schedule.

     The funding agreement was amended with NovaGold at the time of the suspension in November 2007. Our funding obligation for project costs incurred after August 1, 2007 was reduced from the original $528 million to $403 million. Of this total, $264 million had been spent by us as of the suspension date. In addition, of the next $100 million of project costs, we were to fund two-thirds and NovaGold would fund one-third. Thereafter, each partner would fund its pro rata share of partnership costs. In addition, we were committed to spend an additional $72 million on studies to reassess the Galore Creek Project by December 31, 2012.

     During the fourth quarter of 2008 the optimization study for the Galore Creek project was completed. Due to the present economic situation the decision was made not to proceed with updating the final feasibility based upon the results of the optimization study, but rather place the Galore Creek site on care and maintenance. During 2008 the Galore Creek Partnership incurred $15 million of care and maintenance costs, which were expensed as incurred.

     In February 2009, we further amended certain provisions of the partnership agreement relating to the Galore Creek project. Under the amended agreement, our committed funding on Galore Creek has been reduced from $72 million to $60 million including $15.8 million contributed by us on account of studies prior to December 31, 2008 and $8.6 million contributed by us on account of the November and December 2008 cash calls. While we are making these committed contributions, which will represent 100% of project funding, we will have a casting vote on the Galore Creek management committee with respect to the timing and nature of expenses to be funded.

     The Galore Creek partnership is a variable interest entity ("VIE"). NovaGold is determined to be the primary beneficiary. Accordingly we account for our interest in the partnership using the equity method. In 2008, we recorded equity earnings of $18 million, which primarily represents a recovery of previously accrued costs.

b)   Fort Hills Energy Limited Partnership

     In November 2005, we acquired a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, Canada. As consideration for our initial 15% interest, we are required to contribute 34% of the first $2.5 billion of project expenditures. In September 2007, we acquired an additional 5% interest, bringing our interest to 20%. To earn our additional 5% interest, we are required to contribute 27.5% of project expenditures after project spending reaches $2.5 billion and before project spending reaches $7.5 billion. Thereafter, we are responsible for funding our 20% share of development costs. In the event that the project is abandoned, all limited partners are required to make additional contributions such that the aggregate contributions of all partners equal $7.5 billion and any unexpended amount will be distributed to the partners according to their partnership interest. Project spending totalled $1.9 billion as of December 31, 2008. Our interest in FHELP is recorded as an investment using the equity method of accounting. In November 2008, FHELP announced that it will defer the final investment decision on the mining and extraction portion of the Fort Hills oil sands project until a cost estimate consistent with the current market environment can be established. The partnership now anticipates making a final investment decision in 2009. The upgrader portion of the project, located in Sturgeon County, has been put on hold and a decision whether to proceed with the upgrader will be made at a later date. As a result of this deferral, we recorded an equity loss of $85 million relating to costs associated with the upgrader.

     We have ongoing commitments to fund FHELP which we expect to total $330 million in 2009 and $1,265 million thereafter.


-------------------------------------------------------------------------------
20

c)   Equity earnings (loss) is as follows:

     ===========================================================================
     (Cdn$ in millions)                             2008       2007        2006
     ---------------------------------------------------------------------------

     Fording Canadian Coal Trust (Note 4(a))       $  89     $   28       $  32
     Galore Creek Partnership (a)                     18        (33)          -
     Fort Hills Energy Limited Partnership (b)       (85)         -           -
     ---------------------------------------------------------------------------
                                                   $  22     $   (5)      $  32
     ===========================================================================


7.   PROPERTY, PLANT AND EQUIPMENT

     ===========================================================================
     (Cdn$ in millions)                                        2008       2007
     ---------------------------------------------------------------------------
     OPERATING
        Mines and mining facilities                        $ 25,241     $ 9,013
        Accumulated depreciation and amortization            (3,502)     (2,695)
     ---------------------------------------------------------------------------
                                                             21,739       6,318
        Smelter and refineries                                1,818       1,778
        Accumulated depreciation and amortization              (764)       (717)
     ---------------------------------------------------------------------------
                                                              1,054       1,061
     OTHER RESOURCE PROPERTIES
        Mineral properties                                      768         132
        Oil sands leases                                        348         296
     ---------------------------------------------------------------------------
                                                           $ 23,909     $ 7,807
     ===========================================================================

     During 2008, we capitalized $90 million (2007 - $44 million) of waste rock stripping costs associated with mine expansion at Highland Valley Copper and as at December 31, 2008, we have cumulative capitalized waste rock stripping costs of $158 million (2007 - $68 million), all of which represents the capitalized expansion costs at Highland Valley Copper. In addition, we have $35 million (2007 - $41 million) of remaining unamortized capitalized stripping costs related to the transitional balance on adoption of EIC-160 in 2006.


-------------------------------------------------------------------------------
                                                                             21

8.   OTHER ASSETS

     ===========================================================================
     (Cdn$ in millions)                                        2008       2007
     ---------------------------------------------------------------------------
     Future  income and  resource  tax assets (net of current
         portion of $nil (2007 - $3 million))(Note 13(c))    $  357     $    70
     Pension assets (Note 12(b))                                241         210
     Long-term receivables                                      120          51
     Long-term deposits                                          25          20
     Derivative assets (net of current portion of
        $174 million (2007 - $nil)) (Note 21(c))                 21           -
     Cajamarquilla contingent receivable (net of
       current portion of $17 million (2007 -
       $37 million))(Note 21(b))                                  3          42
     Restricted cash pledged as security (Note 11(c))             -         151
     Other                                                       86          48
     ---------------------------------------------------------------------------
                                                             $  853      $  592
     ===========================================================================

9.   GOODWILL

     ===========================================================================
     (Cdn$ in millions)
     ---------------------------------------------------------------------------
     Balance at beginning of year                                      $    663
     Finalization of Aur purchase price (Note 4(d))                          44
     Foreign exchange translation                                           171
     Impairment (Note 16(b))                                               (345)
     ---------------------------------------------------------------------------
                                                                            533
     Fording - previously equity accounted (Note 4(a))                      308
     Fording - arising in current year acquisition (Note 4(a))              883
     ---------------------------------------------------------------------------
     Balance at end of year                                              $1,724
     ===========================================================================


10.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIEs

     ===========================================================================
     (Cdn$ in millions)                                        2008        2007
     ---------------------------------------------------------------------------
     Trade payables                                            $670        $506
     Current derivative liabilities                             252          21
     Payroll related liabilities                                176          93
     Capital project accruals                                    82          25
     Commercial and government royalties                         78         251
     Resource taxes payable                                      69           -
     Accrued interest                                            68          22
     Current portion of asset retirement obligations
     (Note 12(a))                                                16          28
     Dividends payable                                            -         221
     Other                                                       95          71
     ---------------------------------------------------------------------------
                                                            $ 1,506     $ 1,238
     ===========================================================================



-------------------------------------------------------------------------------
22

11.  DEBT

     ==================================================================================================================
     (Cdn$ in millions)                                                         2008                        2007
     ------------------------------------------------------------------------------------------------------------------
                                                                      Carrying           Fair     Carrying        Fair
                                                                         value          value        value       value
     ------------------------------------------------------------------------------------------------------------------
     Bridge facility (US$ 5.35 billion) (a)                           $  6,436      $   6,378    $       -     $      -
     Term facility (US$4.0 billion) (a)                                  4,794          4,714            -            -
     6.125% debentures due October 2035 (US$700 million) (b)               835            408          675          637
     5.375% debentures due October 2015 (US$300 million) (b)               363            194          293          287
     7.0% debentures due September 2012 (US$200 million) (b)               242            164          196          212
     6.75% debentures due March 2010 (US$94 million) (c)                     -              -           94           96
     Revolving credit facility (c)                                           -              -          148          148
     Antamina senior revolving credit facility due August 2012 (d)         113            113           92           92
     Other                                                                  91             91           25           25
     ------------------------------------------------------------------------------------------------------------------
                                                                        12,874         12,062        1,523        1,497
     Less short-term debt and current portion of long-term debt         (7,772)        (7,700)         (31)         (31)
     ------------------------------------------------------------------------------------------------------------------
                                                                      $  5,102      $   4,362    $   1,492     $  1,466
     ==================================================================================================================

     The fair values of debt are determined using market values where available and discounted cash flows based on our expected cost of borrowing on other items.

a) The bridge facility and the term facility are unsecured and rank pari passu with our other senior unsecured debt. The bridge facility is due on October 29, 2009 and the term facility is repayable in 11 equal quarterly instalments commencing April 30, 2009. Both facilities are guaranteed by our wholly owned subsidiary, TCML and bear interest at LIBOR, US Prime Rate or US Base Rate, plus a margin that varies based on our credit rating.

b) The 6.125%, 5.375% and 7.0% debentures are unsecured and can be called at any time by repaying the greater of the principal amount plus accrued interest and the present value of the principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread.

c) Upon our acquisition of Aur in 2007, we assumed $94 million of 6.75% debentures due in March 2010 and a revolving credit facility permitting borrowings of up to US$150 million. The terms of the revolving credit facility required a subsidiary to provide cash collateral to the lender equal to any amount outstanding under the facility plus US$3 million. The outstanding amounts under both facilities were repaid in 2008 and the cash collateral held as security for the revolving credit facility was released.

d) The Antamina senior revolving credit facility is our proportionate share of a syndicated five-year revolving term bank facility with a bullet repayment due at maturity and is the obligation of Compania Minera Antamina (Note 3(a)). The facility is non-recourse to Teck and the other Antamina project sponsors and may be renewed and extended annually with the concurrence of the participating banks. The outstanding amount under the facility bears interest at LIBOR plus a margin.

e) At December 31, 2008, we had revolving credit facilities aggregating $1.3 billion, of which $1.2 billion is available until 2013. Net of $191 million of letters of credit the unused portion of the credit facilities is $1,120 million as at December 31, 2008. In addition, we have issued stand alone letters of credit for $258 million in respect of environmental bonding requirements.

f) Our bank credit facilities require the maintenance of a defined debt to capitalization ratio (Note 22). As at December 31, 2008, we are in compliance with all debt covenants and default provisions.


-------------------------------------------------------------------------------

g) Excluding financing fees and discounts, we have scheduled principal repayments on our debt of $7,845 million due in 2009, $1,772 million in 2010, $1,776 million in 2011, $357 million in 2012, nil in 2013 and $1,218 million thereafter.

h) We incurred interest expense and financing fees on short-term debt and long-term debt as follows:

     ===========================================================================
     (Cdn$ in millions)                             2008        2007       2006
     ---------------------------------------------------------------------------

     Interest expense on short-term debt         $    58     $     -    $     -
     Interest expense on long-term debt              118          95        102
     ---------------------------------------------------------------------------
     Total interest expense                          176          95        102
     Amortization of financing fees                   20           -          -
     Less amounts capitalized                        (14)        (10)        (5)
     ---------------------------------------------------------------------------
                                                 $   182     $    85    $    97
     ===========================================================================

i)   Debt payments made during the year:

     ===========================================================================
     (Cdn$ in millions)                              2008       2007       2006
     ---------------------------------------------------------------------------

     Bridge facility                             $   573     $     -    $     -
     Fording revolving bank credit facility          307           -          -
     6.75% debentures                                 98           -          -
     Revolving credit facility                       183           -        141
     6.875% debentures                                 -           -        172
     Teck Coal facility                               67           -         20
     ---------------------------------------------------------------------------
                                                 $ 1,228     $     -    $   333
     ===========================================================================


12.  OTHER LIABILITIES

     ===========================================================================
     (Cdn$ in millions)                                         2008       2007
     ---------------------------------------------------------------------------
     Asset retirement obligations (a)                        $   653    $   492
     Other environmental and post-closure costs                  108         88
     Pension and other employee future benefits (b)
           Defined benefit pension plans                          51         35
           Non-pension post-retirement benefits                  254        209
     Long-term contractual obligations                            76          -
     Derivative liabilities (net of current portion of
       $252 million (2007 - $37 million)) (Note 21(c))             -         78
     Other                                                        42         92
     ---------------------------------------------------------------------------
                                                             $ 1,184    $   994
     ===========================================================================

a)   Asset Retirement Obligations

     We have recorded an asset retirement obligation for each of our operating mines and closed properties. Our Trail refining and smelting facilities are considered to be indefinite life operations and neither the amounts that may be required to retire these facilities nor the timing of required expenditures can be reasonably estimated at this time. For the Trail operation, our recorded liability is limited to components of the facility where costs and expected dates of existing retirement and remediation requirements can be estimated.


-------------------------------------------------------------------------------
24

     The following table summarizes the movements in the asset retirement obligation for the years ended December 31, 2008 and 2007:

     ===========================================================================
     (Cdn$ in millions)                                         2008       2007
     ---------------------------------------------------------------------------
     At January 1                                             $  520      $ 449
     Changes in cash flow estimates
          Operating mines                                         (1)        42
          Closed properties                                       17         22
     Expenditures and settlements                                (25)       (20)
     Accretion expense                                            34         26
     Obligations assumed on acquisition  (Note 4(a) and (d))      76         36
     Foreign currency translation adjustments                     48        (35)
     ---------------------------------------------------------------------------
     At December 31                                              669        520
     Less current portion                                        (16)       (28)
     ---------------------------------------------------------------------------
                                                              $  653      $ 492
     ===========================================================================

     Asset retirement obligations are initially recorded as a liability at fair value, assuming credit adjusted risk-free discount rates between 5.75% and 16.50%, and inflation factors between 2.00% and 2.75%. The liability on an undiscounted basis before inflation is estimated to be approximately $1,833 million.

     The change in cash flow estimates and accretion relating to asset retirement obligations at closed properties are recognized in other income (expense) (Note 17).

     Our operations are affected by federal, provincial, state and local laws and regulations concerning environmental protection. Provisions for future reclamation and site restoration are based on known requirements. It is not possible to estimate the effect on operating results, if any, of future legislative or regulatory developments.

b)   Pension and Other Employee Future Benefits

     DEFINED CONTRIBUTION PLANS

     We  have  defined   contribution  pension  plans  for  certain  groups  of
     employees. Our share of contributions to these plans is expensed in the year it is earned by the employee.

     DEFINED BENEFIT PLANS AND NON-PENSION POST-RETIREMENT BENEFITS

     We have various defined benefit pension plans that provide benefits based principally on employees' years of service. These plans are only available to certain qualifying employees. The plans are "flat-benefit" or
     "final-pay" plans which are not indexed. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

     All of our defined benefit pension plans are actuarially evaluated for funding purposes on a three-year cycle. The most significant plan, which accounts for 49% of our accrued benefit obligation at December 31, 2008, was last actuarially evaluated on December 31, 2007. The measurement date used to determine all of the accrued benefit obligation and plan assets for accounting information was December 31, 2008. We also have several post-retirement plans, which provide post-retirement medical and life insurance benefits to certain qualifying employees.


-------------------------------------------------------------------------------
                                                                             25

     i.   Actuarial Valuation of Plans:


     ===============================================================================================================================
     (Cdn$ in millions)                                                     2008                              2007
     -------------------------------------------------------------------------------------------------------------------------------
                                                                   Defined       Non-pension          Defined      Non-pension
                                                                   benefit             post-          benefit            post-
                                                                   pension        retirement          pension       retirement
                                                                     plans     benefit plans            plans    benefit plans
     -------------------------------------------------------------------------------------------------------------------------------
     Accrued benefit obligation
          Balance at beginning of year                            $  1,260           $   272         $  1,270         $    316
          Current service cost                                          26                 8               25                6
          Benefits paid                                                (85)              (10)             (77)              (8)
          Interest cost                                                 69                15               63               16
          Actuarial revaluation                                         11                (3)              (2)             (46)
          Past service costs arising from plan improvements             33                 -                7                -
          Foreign currency exchange rate changes                        18                 8              (13)              (7)
          Changes in methodology and assumptions                         9                 6                4                3
          Assumed on acquisitions                                      140                17               14                -
          Effect of new discount rate at year end                     (257)              (65)             (36)              (9)
          Other                                                          -                 -                5                1
     ------------------------------------------------------------------------------------------------------------------------------
          Balance at end of year                                     1,224               248            1,260              272

     Plan assets
          Fair value at beginning of year                            1,257                 -            1,275                -
          Actual return on plan assets                                (153)                -               21                -
          Benefits paid                                                (85)              (10)             (77)              (8)
          Foreign currency exchange rate changes                        15                 -              (10)               -
          Contributions                                                 48                10               32                8
          Assumed on acquisitions                                      131                 -               17                -
          Other                                                          -                 -               (1)               -
     ------------------------------------------------------------------------------------------------------------------------------
          Fair value at end of year                                  1,213                 -            1,257                -
     ------------------------------------------------------------------------------------------------------------------------------


     Funding surplus (deficit)                                         (11)             (248)              (3)            (272)

     Unamortized actuarial costs                                       108               (28)             110               33
     Unamortized past service costs                                     93                22               68               30
     ------------------------------------------------------------------------------------------------------------------------------
     Net accrued benefit asset (liability)                        $    190         $    (254)        $    175         $   (209)
     ------------------------------------------------------------------------------------------------------------------------------

     Represented by
          Pension assets (Note 8)                                 $    241         $       -              210         $      -
          Accrued benefit liability (a)                                (51)             (254)             (35)            (209)
     ------------------------------------------------------------------------------------------------------------------------------

     Net accrued benefit asset (liability)                        $    190         $    (254)        $    175         $   (209)
     ==============================================================================================================================

-------------------------------------------------------------------------------
26

     ii.  Funded Status

     The funded status of our defined benefit pension plans is as follows:


     ===============================================================================================================================
     (Cdn$ in millions)                                       2008                                       2007
     -------------------------------------------------------------------------------------------------------------------------------
                                               Plans where     Plans where                 Plans where     Plans where
                                                   assets          benefit                      assets          benefit
                                                   exceed      obligations                      exceed      obligations
                                                   benefit          exceed                     benefit           exceed
                                               obligations          assets        Total    obligations           assets      Total
     -------------------------------------------------------------------------------------------------------------------------------
     Plan assets                                 $    746          $   467      $ 1,213     $    1,007      $     250     $   1,257
     Benefit obligations                             (658)            (566)      (1,224)          (928)          (332)       (1,260)
     -------------------------------------------------------------------------------------------------------------------------------
     Excess (deficit) of plan assets
        over benefit obligations                 $     88          $   (99)     $   (11)     $      79      $     (82)    $      (3)
     ===============================================================================================================================

     Our total cash payments for pension and other employee future benefits for 2008, including cash contributed to defined benefit and defined contribution pension plans and cash payments made directly to beneficiaries, were $71 million (2007 - $52 million). We expect to contribute $78 million to our defined contribution and defined benefit pension plans in 2009 based on minimum funding requirements.

     The estimated future benefit payments to pensioners for the next five years and the five years thereafter are as follows:


     ===============================================================================================================================
     (Cdn$ in millions)                           2009           2010          2011          2012            2013       2014 - 2018
     -------------------------------------------------------------------------------------------------------------------------------
                                                  $ 92           $ 97         $ 101         $ 107           $ 114             $ 665
     ===============================================================================================================================


-------------------------------------------------------------------------------

     iii. Significant Assumptions

     The assumptions used to calculate annual expenses are those used to calculate the accrued benefit obligation at the end of the previous year. Weighted average assumptions used to calculate the accrued benefit obligation at the end of each year are as follows:


     ===============================================================================================================================
                                                     2008                          2007                           2006
     -------------------------------------------------------------------------------------------------------------------------------
                                                          Non-pension                   Non-pension                     Non-pension
                                             Defined            post-        Defined          post-          Defined          post-
                                             benefit       retirement        benefit     retirement          benefit     retirement
                                             pension          benefit        pension        benefit          pension        benefit
                                               plans            plans          plans          plans            plans          plans
     -------------------------------------------------------------------------------------------------------------------------------
     Discount rate                             7.22%            7.09%          5.27%          5.36%            5.02%          5.13%
     Assumed long-term
        rate of return on assets                  7%               -              7%             -                7%             -
     Rate of increase in
        future compensation                       4%               4%             4%             4%               4%             4%
     Initial medical trend rate                    -               8%             -              9%                -            10%
     Ultimate medical trend rate                   -               5%             -              5%                -             5%
     Years to reach ultimate

        medical trend rate                         -               7              -              4                 -             5
     Dental trend rates                            -               5%             -              5%                -             5%
     ===============================================================================================================================

     The expected long-term rate of return on plan assets is developed based on the historical and projected returns for each asset class, as well as the target asset allocation for the pension portfolio. Projected rates of return for fixed income securities and equities are developed using a model that factors in long-term government debt rates, real bond yield trend, inflation and equity premiums, based on a combination of historical experience and future long-term expectations.

     The discount rate used to determine the accrued benefit obligation is determined by reference to the market interest rates of high quality debt instruments at the measurement date.


-------------------------------------------------------------------------------
28

     iv. Employee Future Benefits Expense:


     ===============================================================================================================================
     (Cdn$ in millions)                              2008                          2007                           2006
     -------------------------------------------------------------------------------------------------------------------------------
                                                          Non-pension                   Non-pension                     Non-pension
                                            Defined             post-       Defined           post-         Defined           post-
                                            benefit        retirement       benefit      retirement         benefit      retirement
                                            pension           benefit       pension         benefit         pension         benefit
                                              plans             plans         plans           plans           plans           plans
     -------------------------------------------------------------------------------------------------------------------------------
     Current service cost                   $    26           $     8        $   25         $     6         $    25          $    5
     Interest cost                               69                15            63              16              62              15

     Expected gain on assets                    (87)                -           (86)              -             (77)              -
     Actuarial loss recognized                    7                 3             3               7              10               7
     Past service cost recognized                17                 6            14               6               9               1
     Other                                        -                 -             7               -               3               -
     -------------------------------------------------------------------------------------------------------------------------------
                                            $    32           $    32        $   26         $    35         $    32          $   28
     ===============================================================================================================================

     The defined contribution expense for 2008 was $12 million (2007 - $11 million; 2006 - $8 million).

     Certain employee future benefit costs incurred in the year and the actual return on plan assets in excess of or short of the actuarially assumed return are not taken into income in the year but are amortized over the expected average remaining service life of employees. Employee future benefit expenses recognized in the year are reconciled to employee future benefit costs incurred as follows:


     ===============================================================================================================================
     (Cdn$ in millions)                             2008                           2007                           2006
     -------------------------------------------------------------------------------------------------------------------------------
                                                          Non-pension                   Non-pension                     Non-pension
                                             Defined            post-        Defined          post-          Defined          post-
                                             benefit       retirement        benefit     retirement          benefit     retirement
                                             pension          benefit        pension        benefit          pension        benefit
                                               plans            plans          plans          plans            plans          plans
     -------------------------------------------------------------------------------------------------------------------------------
     Expense recognized                          $32             $ 32         $ 26           $ 35             $32              $ 28
     Difference between
        expected and actual
        return on plan assets                    240                -           66              -             (66)                -
     Difference between
        actuarial losses (gains)
        amortized and actuarial
        losses (gains) arising                  (264)             (59)         (36)           (59)              1                 1
     Difference between past
        service costs amortized
        and past service costs
        arising                                   16               (6)          (7)            (6)             34                21
     Other                                         -                -           (4)             -              (3)                -
     -------------------------------------------------------------------------------------------------------------------------------
                                               $  24            $ (33)        $ 45           $(30)            $(2)             $ 50

     ===============================================================================================================================


-------------------------------------------------------------------------------

     v.   Health Care Sensitivity

     A one percent change in the initial and ultimate medical trend rates assumptions would have the following effect on our post-retirement health care obligations and expense:

     ===========================================================================
                                    Increase (decrease)
                                      in service and       Increase (decrease)
      (Cdn$ in millions)               interest cost          in obligation
     ---------------------------------------------------------------------------
      Effect of 1% increase in
        medical trend rate                 $  3                    $  29
      Effect of 1% decrease in
        medical trend rate                   (3)                     (24)
     ===========================================================================

     vi.  Investment of Plan Assets

     The assets of our defined benefit pension plans are managed by pension asset fund managers under the oversight of the Teck Cominco Limited Executive Pension committee.

     Our pension plan investment strategies support the objectives of each defined benefit plan and are related to the plan demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve an annual portfolio return over a four-year period equal to at least the annual percentage change in the Consumer Price Index plus 4%. To achieve this objective, a strategic asset allocation policy has been developed for each defined benefit plan. The asset allocation is monitored quarterly and rebalanced if the funds in an asset class exceed their allowable allocation ranges. We review the investment guidelines for each plan at least annually and the portfolio and investment managers' performance is monitored quarterly.

     The composition of the defined benefit pension plan assets at December 31, 2008 and 2007, and the target composition for 2009 are as follows:

     ===========================================================================
                                 2009 TARGET       2008 ACTUAL      2007 ACTUAL
     ---------------------------------------------------------------------------
     Equity securities                   50%               43%              55%
     Debt securities                     40%               44%              36%
     Real estate and other               10%               13%               9%
     ---------------------------------------------------------------------------
                                        100%              100%             100%
     ===========================================================================


-------------------------------------------------------------------------------
30

13.  INCOME AND RESOURCE TAXES

a)   Provision for Income and Resource Taxes from Continuing Operations:

     ===========================================================================
     (Cdn$ in millions)                           2008          2007       2006

     ---------------------------------------------------------------------------

     Current
            Canadian income tax                $(1,235)       $  388    $ $ 483
            Foreign income and resource tax        220           398        499
            Canadian resource tax                  185           106        172
     ---------------------------------------------------------------------------
                                                  (830)          892      1,154
     Future
            Canadian income tax                  1,483          (101)        34
            Foreign income and resource tax        (25)          (12)        19
            Canadian resource tax                   30            16          6
     ---------------------------------------------------------------------------
                                                 1,488           (97)        59
     ---------------------------------------------------------------------------
                                               $   658        $  795    $ 1,213
     ===========================================================================

b) Reconciliation of income and resource taxes calculated at the statutory rates to the actual tax provision:

     ===========================================================================
     (Cdn$ in millions)                           2008          2007       2006
     ---------------------------------------------------------------------------
     Tax expense at the statutory income tax
       rate of 31.2%                             $ 435        $  857    $ 1,244
       (2007 - 34.1%; 2006 - 34.6%)

     Tax effect of
           Resource taxes, net of resource and
             depletion allowances                  130           (18)        (7)
           Non-temporary differences, including
             one-half of capital gains and
             losses and goodwill impairment        185           (19)       (41)
           Benefit of current tax losses not
             recognized (recognition of
             previously unrecognized losses)        (2)           21         14
           Benefit of tax rate reduction           (38)          (81)       (21)
           Difference in tax rates in foreign
             jurisdictions                          (4)          (13)        32
           Other                                   (48)           48         (8)
     ---------------------------------------------------------------------------
                                                 $ 658        $  795    $ 1,213
     ===========================================================================


-------------------------------------------------------------------------------

c) Temporary differences giving rise to future income and resource tax assets and liabilities:

     ===========================================================================
      (Cdn$ in millions)                                      2008         2007
     ---------------------------------------------------------------------------
     Future income and resource tax assets
           Net operating loss carry forwards               $   310      $   111
           Property, plant and equipment                       459          (98)
           Asset retirement obligations                         49           57
           Amounts relating to partnership year ends          (347)           -
           Other                                                14           80
           Valuation allowance                                (128)         (77)
     ---------------------------------------------------------------------------
                                                           $   357      $    73

     Future income and resource tax liabilities
           Property, plant and equipment                   $ 5,051      $ 1,895
           Asset retirement obligations                       (170)        (132)
           Amounts relating to partnership year ends            94          305
           Other                                               (10)         (61)
     ---------------------------------------------------------------------------
                                                           $ 4,965      $ 2,007
     ===========================================================================

d)   Earnings by Jurisdiction

     Our earnings before income and resource taxes, non-controlling interests and equity earnings (losses) from continuing operations are earned in the following tax jurisdictions:

     ===========================================================================
     (Cdn$ in millions)                        2008           2007         2006
     ---------------------------------------------------------------------------
     Canada                                 $ 1,192        $ 1,181      $ 1,404
     Foreign                                    203          1,327        2,191
     ---------------------------------------------------------------------------
                                            $ 1,395        $ 2,508      $ 3,595
     ===========================================================================

e)   Non-Resident Subsidiaries

     We have non-resident subsidiaries that have undistributed earnings. For certain non-resident subsidiaries, undistributed earnings are not expected to be repatriated in the foreseeable future and therefore, taxes have not been provided.

f)   Loss Carry Forwards

     At December 31, 2008, we had $579 million of Canadian federal net operating loss carry forwards. These loss carry forwards expire at various dates between 2010 and 2028. At December 31, 2008, we had United States federal net operating loss carry forwards of $95 million (2007 - $103 million). These loss carry forwards expire at various dates between 2009 and 2027.


-------------------------------------------------------------------------------
32

g)   Valuation Allowance

     We have provided a valuation allowance of $128 million (2007 - $77 million) relating to tax assets in jurisdictions that do not have established sources of taxable income.

h)   Taxation Assessments

     In the normal course of business, we are subject to audit by taxation authorities. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amounts accrued.

     For our primary Canadian entities, audits by various Canadian taxation authorities for years after 2002 have not been completed. For US federal, state and local tax purposes, our principal US entities are subject to examination by US tax authorities for the years 1991 to the present. We are subject to audit by Peruvian taxation authorities for the years 2006 to the present. For Chilean tax purposes, we are subject to examination by tax authorities for years 2006 to the present.


14.  NON-CONTROLLING INTERESTS

     ===========================================================================
      (Cdn$ in millions)                                    2008           2007
      --------------------------------------------------------------------------
      Highland Valley Copper (3%)                         $   10           $ 56
      Carmen de Andacollo (10%)                               34             21
      Quebrada Blanca (23.5%)                                 41             10
      Elkview Mine Partnership (5%)                           19              5
      --------------------------------------------------------------------------
                                                          $  104           $ 92
     ===========================================================================

15.  SHAREHOLDERS' EQUITY

a)   Authorized Share Capital

     Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares without par value and an unlimited number of preferred shares without par value issuable in series.

     Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A common shares and Class B subordinate voting shares rank equally.

     The attributes of the Class B subordinate voting shares contain so called "coattail provisions," which provide that, in the event that an offer (an "Exclusionary Offer") to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share.


-------------------------------------------------------------------------------

     The Class B subordinate voting shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid," or is otherwise exempt from any requirement that such offer be made to all or substantively all holders of Class A common shares, the coattail provisions do not apply.

b)   Class A Common Shares and Class B Subordinate Voting Shares:


     ===============================================================================================================================
                                                                                               Class A         Class B subordinate
     Shares (in 000's)                                                                   common shares               voting shares
     -------------------------------------------------------------------------------------------------------------------------------
     At December 31, 2005                                                                        4,674                     199,127
     Options exercised (e)                                                                           -                         907
     Issued in settlement of exchangeable debentures due 2024 (d)                                    -                      11,489
     -------------------------------------------------------------------------------------------------------------------------------
     At December 31, 2006                                                                        4,674                     211,523
     Share split (c)                                                                             4,674                     211,523
     Issued on acquisition of Aur (Note 4(d))                                                        -                      21,972
     Options exercised (e)                                                                           -                       1,373
     Share repurchase program (j)                                                                    -                     (13,100)
     Other                                                                                           5                           7
     -------------------------------------------------------------------------------------------------------------------------------
     At December 31, 2007                                                                        9,353                     433,298
     Issued for business acquisitions (Note 4(a))                                                    -                      36,829
     Issued for asset acquisition (Note 4(b))                                                        -                       6,918
     Options exercised (e)                                                                           -                         578
     Other                                                                                           -                        (111)
     -------------------------------------------------------------------------------------------------------------------------------
     At December 31, 2008                                                                        9,353                     477,512
     ===============================================================================================================================

c)   Share Split

     On April 25, 2007, shareholders approved a two-for-one share split of our Class A common shares and Class B subordinate voting shares effective as of the close of business on May 7, 2007. All share, per share, share option and DSU and RSU information included in the consolidated financial statements and accompanying notes (other than information in Note 15(b)) for the period prior to the share spilt has been adjusted to reflect this share split for all periods presented.

d)   Exchangeable Debentures Due 2024

     On June 1, 2006, we completed a series of transactions culminating in the redemption of our exchangeable debentures issued in 1999. In the course of these transactions, all outstanding debentures were exchanged and we issued 11.5 million Class B subordinate voting shares. By virtue of our option to deliver a fixed number of Class B subordinate voting shares to satisfy the principal payments, the debentures net of issue costs and taxes were classified as a component of shareholders' equity and the interest, net of taxes, was charged directly to retained earnings. This interest, net of taxes, totalled $3 million in 2006.The exchange was a non-monetary transaction and did not affect our cash flow or earnings. In 2006, current tax benefits of $124 million on these transactions were recorded directly to shareholders' equity.


-------------------------------------------------------------------------------
34

e)   Share Options

     Under our share option plan, 6 million Class B subordinate voting shares have been set aside for the grant of share options to full-time employees and directors. The exercise price for each option is the closing price for our Class B subordinate voting shares on the last trading day before the date of grant. We issue new shares upon exercise of share options.

     During the year ended December 31, 2008, we granted 1,655,000 Class B subordinate voting share options at market price to employees. These share options have a weighted average exercise price of $34.43, vest in equal amounts over three years and have a term of 8 years.

     The weighted average fair value of Class B subordinate voting share options granted in the year was estimated at $10 per option (2007 - $16; 2006 - $12) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

     ===========================================================================
                                               2008          2007          2006
      --------------------------------------------------------------------------
      Dividend yield                          2.94%         0.95%         1.04%
      Risk free interest rate                 6.35%         5.15%         4.11%
      Expected life                       4.2 years     4.2 years     5.0 years
      Expected volatility                       31%           35%           35%
     ===========================================================================

      Outstanding share options:


     ==========================================================================================================
                                                      2008                           2007
     ----------------------------------------------------------------------------------------------------------
                                                                   Weighted                           Weighted
                                                                    average                            average
                                                     Shares        exercise         Shares            exercise
                                                  (in 000's)          price      (in 000's)              price
     ----------------------------------------------------------------------------------------------------------
      Outstanding at beginning of year                3,670       $   22.86          4,274            $  14.40
      Granted                                         1,655           34.43            839                3.74
      Exercised                                        (578)           9.39         (1,373)               9.44
      Forfeited                                        (215)          33.86            (70)              19.52
      Expired                                             -               -              -                   -
     ----------------------------------------------------------------------------------------------------------
      Outstanding at end of year                      4,532       $   28.28          3,670            $  22.86
     ----------------------------------------------------------------------------------------------------------
      Vested and exercisable at end of year           2,265       $   20.09          2,141            $  12.58
     ==========================================================================================================


-------------------------------------------------------------------------------
                                                                             35

     Information relating to share options outstanding at December 31, 2008:


     ==============================================================================================================================
                                                                                                                   Weighted average
       Outstanding share    Vested share                                Weighted average     Weighted average     remaining life of
                 options         options                               exercise price on    exercise price on   outstanding options
               (in 000's)      (in 000's)        Price Range         outstanding options       vested options               (months)
     ------------------------------------------------------------------------------------------------------------------------------
                     658             658    $ 4.48    -    $10.10                $  5.54               $ 5.54                     8
                     438             438    $10.11    -    $15.16                  12.55                12.55                    14
                     490             490    $15.17    -    $22.75                  22.64                22.64                    26
                   2,120             421    $22.76    -    $34.14                  33.73                33.20                    78
                     826             258    $34.15    -    $49.17                  44.07                43.74                    75
     ------------------------------------------------------------------------------------------------------------------------------
                   4,532           2,265                                         $ 28.28              $ 20.09                    55
     ==============================================================================================================================

     The weighted average remaining life of vested options at December 31, 2008 was 30 months. The intrinsic value of a share option is the difference between the current market price for our Class B subordinate voting share and the exercise price of the option. At December 31, 2008, the aggregate intrinsic value of vested and unvested options, based on the December 31, 2008 closing price of $6.02 for the Class B subordinate voting shares, was nominal for outstanding and vested options.

     Further information about our share options:

     =============================================================================================================================
     (Cdn$ in millions)                                                                            2008         2007        2006
     -----------------------------------------------------------------------------------------------------------------------------
     Total compensation cost recognized                                                          $   13        $  11       $   7
     Total fair value of share options vested                                                         9            8           5
     Total intrinsic value of share options exercised                                                19           46          54
     =============================================================================================================================

     The unrecognized compensation cost for non-vested share options at December 31, 2008 was $9 million. The weighted average period over which it is expected to be recognized is 1.5 years.

f)   Deferred Share Units and Restricted Share Units

     Under our Deferred Share Unit ("DSU") or Restricted Share Unit ("RSU") plan, directors and employees may receive either DSUs or RSUs, each of which entitle the holder to a cash payment equal to the market value of one Class B subordinate voting share at the time they are redeemed for employees. These units vest immediately for directors and after three years for employees. Upon normal retirement the units vest immediately and when early retirement occurs, units vest on a pro-rata basis. Should employees be terminated without cause, units vest on a pro-rata basis. Should employees resign or be terminated with cause, units are forfeited.

     DSUs may only be redeemed within twelve months from the date a holder ceases to be an employee or director while RSUs must be redeemed at the end of a three-year period measured from the end of the year immediately preceding the grant.

     Additional units are issued to holders of DSU's and RSU's to reflect dividends paid on Class B subordinate voting shares and other adjustments to Class B subordinate voting shares.

-------------------------------------------------------------------------------
36

     At December 31, 2008, 1,101,200 DSUs and RSUs were outstanding (2007 - 1,044,198).

     Non-vested DSU and RSU activity:


     ===============================================================================================================================
                                                                                2008                                 2007
     -------------------------------------------------------------------------------------------------------------------------------
                                                                  DSUs and RSUs        Weighted                            Weighted
                                                                                        average               DSUs    average grant
                                                                                     grant date           and RSUs             date
                                                                      (in 000's)     fair value          (in 000's)      fair value
     ------------------------------------------------------------------------------------------------------------------------------
     Non-vested at beginning of year                                        692        $  39.06                718          $ 29.36
     Granted                                                                495           35.66                359            42.98
     Forfeited                                                             (244)          38.33                (19)           26.00
     Vested                                                                (290)          35.28               (366)           24.58
     ------------------------------------------------------------------------------------------------------------------------------
     Non-vested at end of year                                              653        $  38.24                692          $ 39.06
     ==============================================================================================================================

     Further information about our DSUs and RSUs:


     ===============================================================================================================================
     (Cdn$ in millions, except weighted average)                                                   2008           2007         2006
     -------------------------------------------------------------------------------------------------------------------------------
     Weighted average grant date fair value of the units granted                                $ 35.74        $ 44.02      $ 35.63
     Total fair value of units vested                                                                 4             13            8
     Total compensation cost recognized                                                             (19)            10           17
     Tax benefits realized                                                                            -              4            2
     Cash used to settle DSUs and RSUs                                                                1             12            6
     ===============================================================================================================================

     The unrecognized compensation cost for non-vested DSUs and RSUs at December 31, 2008 was $14 million. The weighted average period over which it is expected to be recognized is 1.7 years.



-------------------------------------------------------------------------------
                                                                             37

g)   Accumulated Comprehensive Income:


     ===============================================================================================================================
     (Cdn$ in millions)                                                                         2008           2007           2006
     -------------------------------------------------------------------------------------------------------------------------------
     Accumulated other comprehensive loss - beginning of year                              $    (671)       $  (145)       $  (168)
     Adoption of new accounting standards                                                          -             50              -
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                (671)           (95)          (168)
     Other comprehensive income (loss) in the year
        Currency translation adjustment
           Unrealized gains (losses)                                                           1,260           (665)            20
           Foreign exchange differences on debt designated as a hedge of
              self-sustaining foreign subsidiaries                                              (257)            56              1
           Losses reclassified to net earnings on realization                                      -             59              2
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                               1,003           (550)             23
        Available-for-sale instruments
           Unrealized losses (net of tax of $48 for 2008 and $9 for 2007)                       (298)           (47)             -
           Losses reclassified to net earnings (net of tax of $40 for 2008
              and $2 for 2007)                                                                   250              11             -
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (48)
                                                                                                                (36)             -
        Derivatives designated as cash flow hedges
           Unrealized losses (net of taxes of $47 for 2008 and nil for 2007)                     (72)             -              -
           Losses reclassified to net earnings on realization
              (net of tax of $33 for 2008 and $7 for 2007)                                        51             10              -
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (21)            10              -
     -------------------------------------------------------------------------------------------------------------------------------
     Total other comprehensive income (loss)                                                     934           (576)            23
     -------------------------------------------------------------------------------------------------------------------------------
     Accumulated other comprehensive income (loss) - end of year                                 263           (671)          (145)
     Retained earnings - end of year                                                           5,476          5,038          4,225
     -------------------------------------------------------------------------------------------------------------------------------
     Accumulated comprehensive income                                                      $   5,739        $ 4,367        $ 4,080
     ===============================================================================================================================

     The components of accumulated other comprehensive income (loss) are:


     ===============================================================================================================================
     (Cdn$ in millions)                                                                                        2008           2007
     -------------------------------------------------------------------------------------------------------------------------------
     Currency translation adjustment                                                                          $ 308         $ (695)
     Unrealized gains (losses) on investments (net of tax of ($1) in 2008 and ($9) in 2007)                      (6)            42
     Unrealized losses on cash flow hedges (net of tax of $28 in 2008 and $14 in 2007)                          (39)           (18)
     -------------------------------------------------------------------------------------------------------------------------------
     Accumulated other comprehensive income (loss)                                                            $ 263         $ (671)
     ===============================================================================================================================

-------------------------------------------------------------------------------
38

h)   Earnings Per Share

     The following table reconciles our basic and diluted earnings per share:

     ===============================================================================================================================
     (Cdn$ in millions, except per share data)                                                   2008          2007           2006
     -------------------------------------------------------------------------------------------------------------------------------
     BASIC EARNINGS
           Earnings from continuing operations                                              $     677     $   1,661       $  2,395
           Less interest on exchangeable debentures, net of taxes                                   -             -             (3)
     -------------------------------------------------------------------------------------------------------------------------------
           Earnings from continuing operations, less interest on exchangeable
                debentures, net of taxes                                                          677         1,661          2,392
           Earnings (loss) from discontinued operations                                           (18)          (46)            36
     -------------------------------------------------------------------------------------------------------------------------------
     Net earnings available to common shareholders                                          $     659     $   1,615       $  2,428
     -------------------------------------------------------------------------------------------------------------------------------

     DILUTED EARNINGS
           Earnings from continuing operations                                              $    $677     $   1,661       $  2,395
           Earnings (loss) from discontinued operations                                           (18)          (46)            36
     -------------------------------------------------------------------------------------------------------------------------------

     Net diluted earnings available to common shareholders                                  $     659     $   1,615       $  2,431
     -------------------------------------------------------------------------------------------------------------------------------

     Weighted average shares outstanding (000's)                                              452,124       432,236        421,902
     Effect of dilutive securities
           Incremental shares from share options                                                1,119         2,229          3,318
           Shares issuable on conversion of exchangeable debentures                                 -             -          9,574
     -------------------------------------------------------------------------------------------------------------------------------

     Weighted average diluted shares outstanding                                              453,243       434,465        434,794
     -------------------------------------------------------------------------------------------------------------------------------

     Basic earnings per share                                                               $    1.46     $    3.74       $   5.77
     Basic earnings per share from continuing operations                                    $    1.50     $    3.85       $   5.68
     Diluted earnings per share                                                             $    1.45     $    3.72       $   5.60
     Diluted earnings per share from continuing operations                                  $    1.49     $    3.83       $   5.52
     ===============================================================================================================================

     At December  31, 2008 there were  2,295,933  (2007 - 828,000,  2006 - nil)
     potentially dilutive shares that have not been included in the diluted earnings per share calculation for the periods presented because their effect is anti-dilutive.

-------------------------------------------------------------------------------

i)   Dividends

     Dividends declared in 2008, 2007 and 2006 totalled $0.50 per share, $1.00 per share, and $1.00 per share respectively. Dividends paid on or after January 1, 2007 are eligible for the enhanced federal and provincial dividend tax credits.

j)   Share Purchase Program

     We have a share purchase program that allows us to purchase up to 40 million of our outstanding Class B subordinate voting shares by way of a normal course issuer bid until March 10, 2009. Purchases, if any, are made at the prevailing market price of the Class B subordinate voting shares as traded on the Toronto Stock Exchange and any shares purchased are cancelled. We have not purchased any Class B subordinate voting shares under this program during 2008.

     During 2007, we purchased 13.1 million Class B subordinate voting shares at a cost of $577 million pursuant to a normal course issuer bid that expired on February 21, 2008.


16.  ASSET IMPAIRMENT CHARGES

     ===========================================================================
     (Cdn$ in millions)                                     2008    2007   2006
     ---------------------------------------------------------------------------
     Property, plant and equipment (a)                    $  179     $43     $-
     Goodwill (b) (Note 9)                                   345       -      -
     Exploration and development properties and other (c)     65      26      -
     ---------------------------------------------------------------------------
                                                          $  589     $69     $-
     ===========================================================================

a) We review the carrying value of our property, plant and equipment whenever events or changes in circumstances indicate that the carrying amounts of the related assets or groups of assets may not be recoverable. When we no longer expect to recover the full carrying value of a mine or property over its expected life, we write down its carrying value to its fair value based on internal estimates of discounted future cash flows or our estimate of its salvage values.

     During 2008, we recorded an impairment charge of $116 million against our Duck Pond copper-zinc mine, an additional impairment charge of $51 million (2007 - $31 million) against our Pend Oreille zinc mine and an asset impairment charge of $12 million (2007 - $12 million) against our Lennard Shelf zinc mine in Western Australia. These impairment charges were taken as a result of low commodity prices, short mine lives and operating losses. Lennard Shelf was closed in August 2008 and Pend Oreille was placed on care and maintenance in February 2009.

b) The carrying value of goodwill is reviewed at least annually and when impairment indicators exist. Asset valuations and impairment charges are based on management estimates and assumptions.

     During the fourth quarter of 2008, we evaluated the carrying amount of goodwill assigned to reporting units for potential impairment. This assessment involves estimating the fair value of each reporting unit that has been assigned goodwill.

-------------------------------------------------------------------------------
40

     As a result of our goodwill impairment testing, we recorded total goodwill impairment charges of $345 million, representing impairment charges of $10 million at our Duck Pond mine, $149 million at our Quebrada Blanca copper mine and $186 million at our Carmen de Andacollo copper mine. The goodwill balance of $10 million for Duck Pond was written off primarily a result of lower commodity prices and the short remaining life of the mine. The goodwill impairment charges for Quebrada Blanca and Carmen de Andacollo were due to declines in near term commodity prices and unfavourable capital market conditions that reduced the fair value of these operations at year end. Also contributing to this was an increase in the estimated future capital for development of the hypogene resource for Quebrada Blanca. The extent of these write-downs was mitigated by the program of mine expansion at Carmen de Andacollo and the establishment of significant additional reserves at Quebrada Blanca.

c) During 2008, we elected to withdraw from the Petaquilla copper project in Panama and therefore, have recorded an impairment charge of $22 million on our investment in Minera Petaquilla S.A. During 2008, we also recorded an impairment charge of $35 million for capitalized exploration costs relating to a nickel property in Brazil and $8 million in respect of other exploration properties as these costs are no longer expected to be recoverable.

     During 2007, we recorded an impairment charge of $26 million on our investment in Tahera Diamond Corporation ("Tahera"). Tahera announced the suspension of operations at its primary asset, the Jericho mine, and subsequently filed for creditor protection, indicating an other-than-temporary decline in market value.


17.  OTHER INCOME (EXPENSE)

     ===========================================================================
     (Cdn$ in millions)                                   2008     2007    2006
     ---------------------------------------------------------------------------
     Interest income                                      $ 56    $ 177   $ 186
     Derivative gains on forward copper and zinc sales     291       53       -
     Other derivative losses                                (6)     (25)      -
     Foreign exchange gains (loss)                          69       6       (7)
     Gain on sale of investments and assets,
       net of losses (a)                                    16       55     201
     Realization of cumulative translation losses            -      (59)      -
     Reclamation expense for closed properties             (22)     (26)    (17)
     Provision for marketable securities (b)              (292)       -       -
     Other                                                 (81)     (11)    (47)
     ---------------------------------------------------------------------------
                                                          $ 31    $ 170   $ 316
     ===========================================================================

a) The gain on sale of investments and assets in 2006 included $120 million from the sale of Inco shares and redemption of Inco exchange debentures. In 2006, we sold our common shares of Inco Limited ("Inco"), some of which were pledged as security for $248 million of debentures we issued in 1996. The debentures were exchangeable at the option of the holder for common shares of Inco, subject to adjustment in certain circumstances.

b) At December 31, 2008, we determined that the mark-to-market loss on our available-for-sale marketable securities recorded through other comprehensive income was an other-than-temporary decline and transferred the loss to other income (expense).

-------------------------------------------------------------------------------
41

18.  PARTNERSHIPS AND JOINT VENTURES

     Our operations that are accounted for using the proportionate consolidation method are the Antamina, Pogo, Hemlo and Lennard Shelf mines. The Lennard Shelf mine was permanently closed in August of 2008. We proportionately consolidated our 40% interest in Teck Coal, prior to the acquisition of Fording's assets on October 30, 2008 (Note 4(a)). Our share of the assets and liabilities, revenues and expenses and cash flows of these operations is as follows:

     ====================================================================================
     (Cdn$ in millions)                                      2008       2007        2006
     ------------------------------------------------------------------------------------
     Assets
           Cash and cash equivalents                     $    113   $    108    $     88
           Other current assets                               142        316         347
           Mineral properties, plant and equipment            741      1,101       1,252
     ------------------------------------------------------------------------------------
                                                         $    996   $  1,525    $  1,687
     ------------------------------------------------------------------------------------
     Liabilities and equity
          Current liabilities                                 103        194         274
          Long-term debt                                      113        114         123
          Other long-term liabilities                         134        278         245
          Equity                                              646        939       1,045
     ------------------------------------------------------------------------------------
                                                              996      1,525       1,687
     ------------------------------------------------------------------------------------
     Earnings
          Revenues                                       $  2,410   $  1,955    $  2,127
          Operating and other expenses                     (1,289)     (1,232)    (1,077)
          Provision for income and resource taxes            (124)      (205)       (222)
     ------------------------------------------------------------------------------------
     Net earnings                                        $    997   $    518    $    828
     ------------------------------------------------------------------------------------
     Cash flow
          Operating activities                           $  1,107   $    652    $    981
          Financing activities                                 40         11         (38)
          Investing activities                               (183)       (71)        (76)
          Distributions                                      (979)      (559)       (945)
          Effect of exchange rates on cash                     20        (13)          -
     ------------------------------------------------------------------------------------
     Increase (decrease) in cash                         $      5   $     20    $    (78)
     ====================================================================================

      Income and resource taxes relate only to incorporated joint ventures. The liability for income taxes for partnerships and unincorporated joint ventures rests at the parent entity level and is not included in this table.

-------------------------------------------------------------------------------
42

19.  SUPPLEMENTAL CASH FLOW INFORMATION


     ===============================================================================================================
     (Cdn$ in millions)                                                             2008          2007         2006
     ---------------------------------------------------------------------------------------------------------------
     (a) Cash and cash equivalents
               Cash                                                             $    294      $    695     $    156
               Money market investments with maturities from the date of
                  acquisition of 3 months or less                                    556           713        4,898
     ---------------------------------------------------------------------------------------------------------------
                                                                                $    850      $  1,408     $  5,054
     ---------------------------------------------------------------------------------------------------------------
     (b) Net change in non-cash working capital items
               Accounts and settlements receivable                              $    118      $    178     $   (192)
               Inventories                                                           113           (94)        (118)
               Accounts payable and accrued liabilities                             (276)           99          321
               Current income and resource taxes payable                          (1,519)         (465)         288
     ---------------------------------------------------------------------------------------------------------------
                                                                                $ (1,564)     $   (282)    $    299
     ---------------------------------------------------------------------------------------------------------------
     (c) Interest and taxes paid
               Interest paid                                                    $    135      $     90     $    111
               Income and resource taxes paid                                   $    645      $  1,283     $    846

     (d) Non-cash financing transaction
               Shares issued on conversion of debt (Note 15(d))                 $      -      $      -     $    107
               Shares issued for acquisitions (Note 4)                          $  1,791      $    952     $      -
     ===============================================================================================================

20.  COMMITMENTS AND CONTINGENCIES

     We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2008, or with respect to future claims, cannot be predicted with certainty. Significant commitments and contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

a)   Restructuring

     On January 8, 2009 we announced a workforce reduction of approximately 1,400 positions as part of our broader strategy to reduce costs. In total, about 1,000 employee and 400 contractor positions will be eliminated by the end of 2009, with the majority of the reductions to be completed in the first quarter. Severance and other related costs associated with this reduction will be charged to net earnings in the first quarter of 2009.

b)   Upper Columbia River Basin (Lake Roosevelt)

     Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. ("TCML"), the Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to TCML's acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail smelter in British Columbia have travelled down river, as have substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the United States.

-------------------------------------------------------------------------------
43

     Slag is a glass-like compound consisting primarily of silica, calcium and iron, which contains small amounts of base metals including zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or US regulations and is sold to the cement industry.

     While slag has been deposited into the river, further study is required to assess what effect the presence of slag in the river has had and whether it poses an unacceptable risk to human health or the environment.

     A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river. In June 2006, TCML and its affiliate, TCAI, entered into a Settlement Agreement (the "EPA Agreement") with the US Environmental Protection Agency ("EPA") and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study ("RI/FS") of contamination in the Upper Columbia River (the "Studies") under the oversight of the EPA. This multi-year study will use the latest science developed by the EPA and other researchers to determine the true risks in the reservoir system. The RI/FS is scheduled for completion in 2011 and is being prepared by independent consultants approved by the EPA and retained by TCAI. TCAI is paying the EPA's oversight costs and providing funding for the participation of other governmental parties, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the "Colville Tribe") and the Spokane Tribe. TCML has guaranteed TCAI's performance of the Agreement. TCAI has also placed US$20 million in escrow as financial assurance of its obligations under the Agreement and we have accrued our estimate of the costs of the Studies. Contemporaneously with the execution of the Agreement, the EPA withdrew a unilateral administrative order ("UAO") purporting to compel TCML to conduct the Studies.

     The RI/FS process requires TCAI to submit a work plan for the assessment of site conditions to the EPA which, when approved, will lead to the development of a set of sampling and other plans and actual field work. Data from field work will be used to determine whether further studies are required. When sufficient data have been compiled to adequately assess risk, a baseline human health and environmental risk assessment ("RA") will be produced to identify risks, if any, that may exist to humans and to various environmental receptors. The RA will form the basis for the RI/FS. The remedial investigation will identify potential remedial options available to mitigate any unacceptable risks; the feasibility study will consider engineering, procedural and practical constraints to these remedial options. Based on the RI/FS, the EPA will determine whether and what remedial actions are appropriate in accordance with criteria that take into account, among other factors, technical feasibility, effectiveness, cost, effects on the environment resulting from the remediation action, and acceptability of the relevant remedial option to the community. Each work product and plan in this process is subject to EPA approval. Internal consultation processes of the EPA will include consultation with state and other federal agencies and the two Indian Tribes bordering the site.

     While the UAO was outstanding, two citizens of Washington State and members of the Colville Tribe commenced an enforcement proceeding under
     Section 310(a)(i) of the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") to enforce the UAO and to seek fines and penalties against TCML for non-compliance. TCML sought to have all claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute, in TCML's view was not intended to govern the discharges of a facility occurring in another country. That case proceeded through US Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit affirmed the District Court decision denying TCML's motion to dismiss the case on jurisdictional grounds and found that CERCLA could be applied to TCML's disposal practices in British Columbia because they may have had an effect in Washington State. The 9th Circuit issued a stay of its decision pending the resolution of a further appeal by TCML to the US Supreme Court.

-------------------------------------------------------------------------------
44

     In February 2007, TCML filed a petition for review and reversal with the US Supreme Court. TCML's petition was supported by amicus briefs filed by Canada, the Province of British Columbia, the Mining Association of
     Canada, the US National Mining Association, the US Association of Manufacturers, the Canadian and US Chambers of Commerce and the Consumer Electronics Association. In January 2008, the US Supreme Court denied TCML's petition for a review of the 9th Circuit decision. The denial of review is not a decision on the merits of TCML's defence, but rather reflects the US Supreme Court's decision not to take up the case at this particular time.

     Following the denial of our petition for review by the U.S. Supreme Court in January 2008, the Lake Roosevelt litigation reverted to the Federal District Court for Eastern Washington. Judgment on the first phase of the litigation dealing with issues associated with an EPA order issued in December, 2003 and withdrawn in June 2008 was delivered on September 19, 2008. All of the claims associated with the order were dismissed including the plaintiffs' claims for costs and attorneys' fees. On October 3, 2008, the plaintiffs filed a joint motion for partial reconsideration of the decision and asked that it be entered as a final judgment.

     In November, 2008, TCML filed a motion to stay the plaintiffs' CERCLA cost recovery declaratory relief claim. On December 30, 2008, the Court denied the motion and discovery and briefing of the liability phase of the litigation will occur in 2009.

     The hearing of the plaintiffs' claims for natural resource damages and costs has been deferred until the remedial investigation and feasibility study being conducted by TCML's affiliate Teck Cominco American Incorporated under the EPA Agreement have been substantially advanced or completed. Natural resource damages ("NRD") are assessed for injury to, destruction of, or loss of natural resources including the reasonable cost of a damage assessment. Teck American commissioned a study by recognized experts in NRD assessment in 2008. Based on the assessment performed, Teck Cominco estimates that the compensable value of such damage will not be material.

     TCAI will continue to fulfill its obligations under the settlement agreement reached with the United States and the EPA in June 2006 and complete the RI/FS mentioned above. The settlement agreement is not affected by the litigation.

     There can be no assurance that TCML will ultimately be successful in its defence of the litigation or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess the company's potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation and/or the damage assessment may be material.

c)   Red Dog Commitments

     In 2008, Teck Alaska (Red Dog) entered into a settlement with plaintiffs from the Village of Kivalina who filed a complaint alleging violations of the Clean Water Act. A consent decree constituting a full and complete settlement of the claims has been entered with the Court.

     In 2006, in accordance with the operating agreement governing the Red Dog mine, the royalty to the North Alaska Nature Association ("NANA") increased to 25% of net proceeds of production. Previously, we paid an advance royalty of 4.5% of net smelter returns. The increase in royalty rate is partially offset by a decline in the base on which royalties are calculated, as operating, distribution, selling and management fees, an allowance for future reclamation and closure costs, capital costs and deemed interest are deductible in the calculation of the royalty. The 25% royalty became payable in the third quarter of 2007 after we had recovered the cumulative advance royalties previously paid to NANA. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 30% of net proceeds of production will occur in 2012.

-------------------------------------------------------------------------------

     TCAK leases, road and port facilities from the Alaska Industrial Development and Export Authority though which it ships all concentrates produced at the Red Dog mine. The lease requires TCAK to pay a minimum annual user fee of US$18 million, but has no minimum tonnage requirements. There are also fee escalation provisions based on zinc price and annual budgets.

     TCAK has also entered into agreements for the transportation and handling of concentrates from the mill site. These agreements have varying terms expiring at various dates through 2015 and include provisions for extensions. There are minimum tonnage requirements and the minimum annual fees amount to approximately US$15 million in 2009, US$7 million in 2010, US$5 million in 2011 and US$4 million thereafter with adjustment provisions based on variable cost factors.

d)   Antamina Royalty

     Our interest in the Antamina mine is subject to a net profits royalty equivalent to 7.4% of our share of the project's required free cash flow after recovery of capital costs and an interest factor on approximately 60% of project costs. The recovery of accumulated capital costs together with interest was completed in 2006 and an expense of $20 million was recorded in 2008 (2007 - $22 million) in respect of this royalty.

e)   Operating Leases

     Amounts payable under operating leases are $155 million, with annual payments of $38 million in 2009, $33 million in 2010, $23 million in 2011, $14 million in 2012, $8 million in 2013, and $39 million thereafter. The leases are primarily for office premises, mobile equipment and rail cars.

f)   Forward Purchase Commitments

     We have a number of forward purchase commitments for the purchase of concentrates and power and for shipping and distribution of products, which are incurred in the normal course of business. The majority of these contracts are subject to force majeure provisions.


21.  ACCOUNTING FOR FINANCIAL INSTRUMENTS

a)   Financial Risk Management

     Our activities expose us to a variety of financial risks, which include foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk. From time-to-time, we may use foreign exchange forward contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is based on established practices and parameters, which are subject to the oversight of our Hedging Committee and our Board of Directors.

     LIQUIDITY RISK

     Liquidity risk arises from our general and capital funding needs. Further discussion on liquidity risk is included in Note 2.

-------------------------------------------------------------------------------
46

      Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2008:

     ===============================================================================================================================
                                                                              Less than                                  More than
     (Cdn$ in millions)                                            Total         1 year       1-3 years    4-5 years       5 years
     -------------------------------------------------------------------------------------------------------------------------------
     Short-term debt (Note 11(g))                               $  6,516       $  6,516         $    -         $   -       $     -
     Long-term debt (Note 11(g))                                   6,452          1,329           3,905            -         1,218
     Estimated interest payments on debt                           2,107            436             411          144         1,116

     Derivative liabilities                                          252            252               -            -             -
     ===============================================================================================================================

     FOREIGN EXCHANGE RISK

     We operate on an international basis and therefore, foreign exchange risk exposures arise from transactions denominated in a foreign currency. Our foreign exchange risk arises primarily with respect to the US dollar. Our cash flows from Canadian operations are exposed to foreign exchange risk as commodity sales are denominated in US dollars, and the majority of operating expenses are denominated in Canadian dollars.

     We have hedged a portion of our future cash flows from US dollar coal sales until April 2009 with US dollar forward sales contracts. We have elected not to actively manage other foreign exchange exposures at this time.

     We also have various investments in US dollar self-sustaining operations, whose net assets are exposed to foreign currency translation risk. This currency exposure is managed in part through our US dollar denominated debt as a hedge against these self-sustaining operations. As at December 31, 2008, $5.3 billion of debt was designated in this manner. Foreign exchange fluctuations on the remaining balance of US dollar denominated debt will affect the statement of earnings in the period of change. Changes in the US dollar exchange rate may result in significant fluctuations in our net earnings. This exposure is expected to be reduced as we pay down the debt, generate US dollar cash balances or generate and retain profits in US dollar self-sustaining operations.

     US dollar financial instruments subject to foreign exchange risk:

     ==============================================================================================================================
     (US$ in millions)                                                                                         2008          2007
     ------------------------------------------------------------------------------------------------------------------------------
     Net working capital                                                                                     $   293      $    235
     US dollar forward sales contracts                                                                          (183)            -
     Short-term debt                                                                                          (5,350)            -
     Long-term debt                                                                                           (5,293)       (1,457)
     Net investment in foreign self-sustaining operations                                                      5,273         5,335
     ==============================================================================================================================

     As at December 31, 2008, with other variables unchanged, a $0.01 strengthening (weakening) of the Canadian dollar against the US dollar would have a $50 million effect (2007 - nominal) on net earnings resulting from our financial instruments. There would also be a $11 million (2007 -
     nil) decrease (increase) in other comprehensive income from our US dollar forward sales contracts designated as cash flow hedges, and there would be no significant (2007 - $41 million) decrease (increase) in other comprehensive income resulting from our net US dollar investment in self-sustaining operations.

-------------------------------------------------------------------------------

     INTEREST RATE RISK

     Our interest rate risk mainly arises from our cash and cash equivalents, floating rate debt and interest rate swaps. Our interest rate management policy is generally to borrow at fixed rates to match the duration of our long lived assets. However, floating rate funding may be used, as in the case of our acquisition of Fording. The fair value of fixed-rate debt fluctuates with changes in market interest rates, but unless we make a prepayment, the cash flows in US dollars do not.

     Cash flows related to floating rate debt fluctuate with changes in market interest rates, but the fair value in US dollars does not. Cash and cash equivalents have short terms to maturity and receive interest based on market interest rates. Interest rate risk associated with cash and cash equivalents is not significant.

     The fair value of our derivative interest rate swap changes with fluctuations in market interest rates. Unless we settle the contract early, the future cash outflows do not change.

     As at December 31, 2008, with other variables unchanged, a 1% change in the LIBOR rate would have a $75 million effect (2007 - nil) on net earnings. There would be no effect on other comprehensive income.

     COMMODITY PRICE RISK

     We are subject to price risk from fluctuations in market prices of the commodities that we produce. From time-to-time, we may use commodity price contracts to manage our exposure to fluctuations in commodity prices. At the balance sheet date, we had copper, gold and zinc forward sales contracts outstanding.

     Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by settlement adjustments to receivables and payables, the Cajamarquilla contingent receivable and forward contracts for copper, gold and zinc.

     Sales of metals in concentrate are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date. Accordingly, revenue in any period is based on current prices for sales occurring in the period and ongoing pricing adjustments from sales that are still subject to final pricing. These pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment, taking into account the actual price participation terms in the concentrate sales agreements. The effect of these adjustments on earnings is mitigated by the effect that changing commodity prices have on price participation clauses in the concentrate sales agreements, royalties, taxes and non-controlling interests.

     The following represents the effect of financial instruments on after-tax net earnings from a 10% increase to commodity prices, based on the December 31, 2008 prices. There is no effect on other comprehensive income.

     ===========================================================================
                                                       Increase   (decrease) on
                           Price on December 31,       after-tax   net earnings
     (Cdn$ in millions)       2008        2007              2008          2007
     ---------------------------------------------------------------------------

     Copper                  US$1.40/lb   US$3.03/lb         $15          $ 29
     Zinc                    US$0.51/lb   US$1.04/lb           1            (3)
     Lead                    US$0.43/lb   US$1.15/lb           1             4
     Gold                    US$865/oz    US$837/oz           (3)           (4)
     ===========================================================================

-------------------------------------------------------------------------------
48

     CREDIT RISK

     Credit risk arises from the non-performance by counterparties of contractual financial obligations. Our primary counterparties related to our money market investments and derivative contracts carry investment grade ratings as assessed by external rating agencies. There is ongoing review to evaluate the creditworthiness of these counterparties. We manage credit risk for trade and other receivables through established credit monitoring activities. We do not have a significant concentration of credit risk with any single counterparty or group of counterparties. Our maximum exposure to credit risk at the reporting date is the carrying value of our cash and cash equivalents, receivables and derivative assets. While we are exposed to credit losses due to the non-performance of our counterparties, we consider any material risk of this to be unlikely despite the current market conditions.

b)   Derivative Financial Instruments and Hedges

     SALES AND PURCHASES CONTRACTS

     The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale based on forward prices for the expected date of the final settlement. Metal concentrates for smelting and refining operations are purchased under similar arrangements. Adjustments to the balance of our concentrate receivables and payables from changes in underlying market prices affect revenue or operating costs as appropriate.

     CONTINGENT RECEIVABLE RELATED TO SALE OF DISCONTINUED OPERATIONS

     As a result of the sale of our Cajamarquilla zinc refinery in 2004, we are entitled to additional consideration linked to the price of zinc. Accordingly, we recorded the fair value of this additional consideration at the time of the sale and revalued it each period. This zinc price participation expires in 2009 and is considered an embedded derivative. This instrument is valued based on discounted cash flows using a zinc forward price curve, US dollar forward price and our credit adjusted risk-free interest rate. We recorded an after-tax loss of $18 million in respect of these items for the year in our earnings as discontinued operations (2007 - $46 million loss, 2006 - $36 million gain). These amounts are net of taxes of $3 million, $9 million and $7 million respectively. The pre-tax price participation due for 2008 is US$14 million (2007 - US$38 million).

     CASH FLOW HEDGES

     US DOLLAR FORWARD SALES CONTRACTS

     At December 31, 2008, US dollar forward sales contracts with a notional amount of $1.1 billion remained outstanding. This amount includes contracts that were assumed as part of our purchase of Fording's assets. The contracts mature at varying dates from January to April 2009. These contracts have been designated as cash flow hedges of a portion of our future cash flows from anticipated US dollar coal sales. We have determined they are highly effective hedges from inception to December 31, 2008.

     Unrealized gains and losses on our US dollar forward sales contracts are recorded in other comprehensive income. Realized gains and losses on settled contracts are recorded in revenue.

     ECONOMIC HEDGE CONTRACTS

     COPPER, ZINC AND GOLD FORWARD SALES CONTRACTS

     We enter into commodity forward sales contracts to mitigate the risk of price changes for a portion of our sales. These contracts economically lock in prices for a portion of our copper, zinc and gold sales. We do not apply hedge accounting to the commodity forward sales contracts.

-------------------------------------------------------------------------------

     ZINC FORWARD PURCHASE CONTRACTS

     Certain customers purchase refined metal products at fixed forward prices from our smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers.

c) The fair value of our fixed forward sale and purchase contracts is calculated using a discounted cash flow method based on forward metal prices. A summary of our fixed forward sales contracts as at December 31, 2008 is as follows:

     ===============================================================================================================================
                                                               2009            2010           2011        Total         Fair Value
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          (Cdn$ in
                                                                                                                          millions)
     ZINC (millions of lbs)
               Fixed forward sales contracts                     57              57             57          171
               Average price (US$/lb)                          0.72            0.67           0.63         0.68                19
     ZINC (millions of lbs)
               Fixed forward purchase contracts                   3               -              -            3
               Average price (US$/lb)                          0.84               -              -         0.84                (2)
     GOLD (thousands of ozs)
               Forward sales contracts                           43               -              -           43
               Average price (US$/oz)                           350               -              -          350               (28)
     US DOLLARS (millions of US$)
               Forward sales contracts                        1,073               -              -        1,073
               Average rate (C$/US$)                           1.01               -              -         1.01              (223)
     US DOLLARS (millions of $)
               Forward purchase contracts                       167               -              -          167
               Average rate (C$/US$)                           1.22               -              -         1.22                 -
     COPPER (millions of pounds)
               Forward sales contracts                          135               -              -          135
               Average price (US$/lb)                          2.40               -              -         2.40               163
                                                                                                                           =======
                                                                                                                           $  (71)
     ===============================================================================================================================

     We have an interest rate swap on our long-term debt whereby we have swapped a 7% interest rate on US$100 million to LIBOR plus 2.14%. The interest rate swap matures in September 2012 and has a fair market value of $13 million as at December 31, 2008.

-------------------------------------------------------------------------------
50

22.  CAPITAL RISK MANAGEMENT

     Our  objectives  when  managing  capital are to  safeguard  our ability to continue as a going concern, to provide an adequate return to shareholders, and to meet external capital requirements on our debt and credit facilities. We monitor capital based on the debt to capitalization ratio.

     COVENANT REQUIREMENTS

     Our credit facilities and certain contracts establish a maximum total debt to total capitalization ratio of 60% or lower before September 30, 2009, and a ratio of 50% or lower on September 30, 2009 and thereafter. Management actively monitors this ratio.

     Total debt is generally defined as all interest bearing liabilities, plus any guarantees of debt. Total capitalization is defined as total debt plus accumulated other comprehensive income, share capital, contributed surplus and retained earnings.

     As at December 31, 2008, our total debt to total capitalization ratio was 54% (2007 - 17%). In order to meet our covenant requirements, we may adjust our capital structure, by issuing new shares, issuing new debt with different characteristics to replace existing debt, or selling assets to reduce debt and reducing expenditure levels. As part of our capital management plan, we suspended dividends for 2009, and announced the sale of the Lobo-Marte gold project in Chile, the Hemlo gold mines in Canada and our indirect interest in a Peruvian company, Sociedad Minera El Brocal S.A.A., and are actively seeking buyers for certain other assets.

     LONG-TERM CAPITAL MANAGEMENT

     Our long-term strategy is to keep the total debt to total capitalization ratio below 40%. However, the ratio may be higher for periods of time due to certain transactions such as an acquisition. These transactions, while causing the ratio to be out of range for a period of time, are intended to help us meet our capital management objectives in the long run. The ratio was significantly higher in 2008 due to our acquisition of Fording's assets.

     Our actions to meet our covenant requirements, such as suspension of dividend payments and sale of assets, also help to ensure we meet our long-term capital management goals.



-------------------------------------------------------------------------------

23.  SEGMENTED INFORMATION

     We have six reportable segments: copper, coal, zinc, gold, energy and corporate, based on the primary products we produce or are developing. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other income (expense) includes general and administrative costs, research and development, and other income (expense). Prior year comparatives have been restated to conform to current year presentation.

     ===============================================================================================================================
                                                                                  2008
     -------------------------------------------------------------------------------------------------------------------------------
     (Cdn$ in millions)                           Copper        Coal        Zinc       Gold      Energy    Corporate          Total
     -------------------------------------------------------------------------------------------------------------------------------
     Segment revenues                           $  2,156     $ 2,428     $ 2,262    $   249        $  -       $    -       $  7,095
     Less inter-segment revenues                -                  -        (191)         -           -            -           (191)
     -------------------------------------------------------------------------------------------------------------------------------
     Revenues                                      2,156       2,428       2,071        249           -            -          6,904
     Operating profit                                882       1,160         301         39           -            -          2,382
     Interest and financing                          (12)         (1)          -          -           -         (169)          (182)
     Exploration                                     (94)          -         (16)       (15)          -          (10)          (135)
     Asset impairment                               (483)          -         (71)         -           -          (35)          (589)
     Other income (expense)                          283           -           -        (25)          -         (339)           (81)
     -------------------------------------------------------------------------------------------------------------------------------
     Earnings before taxes,
        non-controlling interests, equity
        earnings and discontinued
        operations                                   576       1,159         214         (1)          -         (553)         1,395
     Capital expenditures                            596         118         117         19          50           39            939
     Goodwill                                        533       1,191           -          -           -            -          1,724
     Total assets                                  7,941      18,008       3,172        404         895        1,113         31,533
     ===============================================================================================================================


-------------------------------------------------------------------------------
52

     ===============================================================================================================================
                                                                                      2007
     -------------------------------------------------------------------------------------------------------------------------------
     (Cdn$ in millions)                           Copper        Coal        Zinc       Gold      Energy    Corporate          Total
     -------------------------------------------------------------------------------------------------------------------------------
     Segment revenues                           $  2,186     $   951     $ 3,439    $   182     $     -      $     -      $  6,758
     Less inter-segment revenues                       -           -        (387)         -           -            -          (387)
     -------------------------------------------------------------------------------------------------------------------------------
     Revenues                                      2,186         951       3,052        182           -            -         6,371
     Operating profit (loss)                       1,354         209       1,180         (5)          -            -         2,738
     Interest and financing                          (13)         (1)          -          -           -          (71)          (85)
     Exploration                                     (46)          -         (20)       (22)          -          (17)         (105)
     Asset impairment                                  -           -         (43)         -           -          (26)          (69)
     Other income (expense)                            -           -           -        (28)          -           57            29
     -------------------------------------------------------------------------------------------------------------------------------
     Earnings before taxes,
        non-controlling  interests,
        equity earnings and
        discontinued operations                    1,295         208       1,117        (55)          -          (57)        2,508
     Capital expenditures                            259          35         150         30          70           27           571
     Goodwill                                        663           -           -          -           -            -           663
     Total assets                                  6,524       1,359       2,865        357         529        1,939        13,573
     ===============================================================================================================================

     ===============================================================================================================================
                                                                                     2006
     -------------------------------------------------------------------------------------------------------------------------------
     (Cdn$ in millions)                           Copper        Coal        Zinc       Gold      Energy    Corporate          Total
     -------------------------------------------------------------------------------------------------------------------------------
     Segment revenues                           $  2,220     $ 1,177     $ 3,467     $  143      $    -     $      -       $  7,007
     Less inter-segment revenues                       -           -        (468)         -           -            -           (468)
     -------------------------------------------------------------------------------------------------------------------------------
                                                   2,220       1,177       2,999        143           -            -          6,539
     Revenues
     Operating profit                              1,617         444       1,493          7           -            -          3,561
     Interest and financing                          (11)         (2)          -          -           -          (84)           (97)
     Exploration                                     (38)          -          (4)       (24)          -           (6)           (72)
     Asset impairment                                  -           -           -          -           -            -
     Other expense                                   (10)          -           -          -           -          213            203
     -------------------------------------------------------------------------------------------------------------------------------
     Earnings before taxes,
        non-controlling interests,
        equity earnings and
        discontinued operations                    1,558         442       1,489        (17)          -          123          3,595
     Capital expenditures                            102          18         133         44          73           21            391
     Goodwill                                          -           -           -          -           -            -              -
     Total assets                                  1,211         779       4,431        402         190        4,434         11,447
     ===============================================================================================================================

-------------------------------------------------------------------------------

     The geographic distribution of our property, plant and equipment and external sales revenue, with revenue attributed to regions based on the location of the customer, is as follows:

     ===============================================================================================================================
                                                PROPERTY, PLANT AND EQUIPMENT                                REVENUES
     -------------------------------------------------------------------------------------------------------------------------------
     (Cdn$ in millions)                                   2008               2007                 2008           2007          2006
     -------------------------------------------------------------------------------------------------------------------------------
     Canada                                           $ 16,936            $ 2,687              $   614        $   649       $   724
     United States                                       1,132              1,059                1,230          1,563         1,487
     Latin America                                       5,810              4,020                  479            361           251
     Asia                                                    4                  5                3,204          2,673         2,770
     Europe                                                  6                  3                1,317            993         1,201
     Australia                                              21                 33                   45            126           106
     Africa                                                  -                  -                   15              6             -
     -------------------------------------------------------------------------------------------------------------------------------
                                                      $ 23,909            $ 7,807              $ 6,904        $ 6,371       $ 6,539
     ===============================================================================================================================


-------------------------------------------------------------------------------
54

24.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

     The effect of the material measurement differences between generally accepted accounting principles in Canada and the United States on our net earnings is summarized as follows:

     ===============================================================================================================================
        (Cdn$ in millions, except per share data)                                                   2008         2007          2006
     -------------------------------------------------------------------------------------------------------------------------------
     Net earnings under Canadian GAAP                                                           $    659      $ 1,615    $    2,431
     Add (deduct)

            Exchangeable debentures due 2024 (b)                                                       -            -            (4)
            Unrealized holding losses on investments (c)                                               -            -           (14)
            Deferred start-up costs (d)                                                                5            3           (11)
            Exploration expenses (e)                                                                 (37)         (32)          (21)
            Derivative instruments (f)
               Embedded derivatives                                                                    -            -            94
               Non-hedge derivatives                                                                  26           18           (53)
            Asset retirement obligations (g)                                                          (3)          (3)           (3)
            Deferred stripping (h)                                                                   (84)         (40)          (17)
            Cumulative translation adjustment on partial redemption of subsidiary (i)                  -           59             -
            Other (j)                                                                                  -           (3)           (2)
            Tax effect of adjustments noted above (l)                                                  3           37            40
            Tax benefit on redemption of exchangeable debentures (b)                                   -            -           124
     -------------------------------------------------------------------------------------------------------------------------------
     Net earnings under US GAAP before comprehensive income adjustments                              569        1,654         2,564
     -------------------------------------------------------------------------------------------------------------------------------
     Other comprehensive income under Canadian GAAP                                                  934         (576)            -
     Add (deduct)
     Unrealized gains (losses) on investments (c)
            Arising during the period                                                                  -            -           104
            Less: reclassification adjustments to net income                                           -            -            78)
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                       -            -            26
     Losses on derivatives designated as cash flow hedges (f)
            Arising during the period                                                                  -            -             -
            Less: reclassification adjustments to net income                                         (26)         (18)          (13)
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                     (26)         (18)          (13)
             Cumulative translation adjustment (i)(k)                                                  4          (63)           21
             Additional pension liability (m)                                                         50           42             8
             Tax effect of adjustments (l)                                                           (15)         (10)           (2)
     -------------------------------------------------------------------------------------------------------------------------------
     Other comprehensive income under US GAAP                                                        947         (625)           40
     -------------------------------------------------------------------------------------------------------------------------------
     Comprehensive income (k)                                                                   $  1,516      $ 1,029    $    2,604
     -------------------------------------------------------------------------------------------------------------------------------
     Earnings per share under US GAAP before comprehensive income adjustments
                  Basic                                                                         $   1.26      $  3.83    $    6.09
                  Diluted                                                                       $   1.26      $  3.81    $    5.92
                  Basic from continuing operations                                              $   1.30      $  3.94    $    5.82
                  Diluted from continuing operations                                            $   1.30      $  3.92    $    5.65
     ===============================================================================================================================

-------------------------------------------------------------------------------
                                                                             55

24. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

     Balance sheets under Canadian GAAP and US GAAP:
     ===============================================================================================================================
     (Cdn$ in millions)                                                               2008                           2007
     -------------------------------------------------------------------------------------------------------------------------------
                                                                            Canadian               US         Canadian           US
                                                                                GAAP             GAAP             GAAP         GAAP
     -------------------------------------------------------------------------------------------------------------------------------
     ASSETS

     CURRENT ASSETS
          Cash and cash equivalents                                       $      850       $      850       $    1,408    $   1,408
            Temporary investments                                                 11               11                -            -
          Income taxes receivable                                              1,130            1,130               33           33
          Accounts and settlements receivable                                    769              769              560          560
          Inventories                                                          1,339            1,339            1,004        1,004
          Deferred debt issuance costs (p)                                         -              106                -            -
     -------------------------------------------------------------------------------------------------------------------------------
                                                                               4,099            4,205            3,005        3,005

     INVESTMENTS (j)                                                             948              929            1,506        1,494
     PROPERTY, PLANT AND EQUIPMENT (d)(e)(g)(h)(j)                            23,909           23,574            7,807        7,576
     OTHER ASSETS (m)(p)                                                         853              734              592          435
     GOODWILL                                                                  1,724            1,724              663          663
     -------------------------------------------------------------------------------------------------------------------------------
                                                                          $   31,533      $    31,166       $   13,573   $   13,173
     ===============================================================================================================================

     LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES
          Accounts payable and accrued liabilities                        $    1,506      $     1,506       $    1,238   $    1,238
          Current portion of long-term debt (p)                                1,336            1,362               31           31
            Short-term debt (p)                                                6,436            6,516                -            -
     -------------------------------------------------------------------------------------------------------------------------------
                                                                               9,278            9,384            1,269        1,269

     LONG-TERM DEBT (p)                                                        5,102            5,164            1,492        1,492
     OTHER LIABILITIES (g)(m)                                                  1,184            1,098              994          974
     FUTURE INCOME AND RESOURCE TAXES (l)                                      4,965            4,733            2,007        1,768
     NON-CONTROLLING INTERESTS                                                   104              105               92           92
     SHAREHOLDERS' EQUITY                                                     10,900           10,682            7,719        7,578
     -------------------------------------------------------------------------------------------------------------------------------
                                                                          $   31,533      $    31,166       $   13,573   $   13,173
     ===============================================================================================================================

-------------------------------------------------------------------------------
56

24. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

     Shareholders' equity under Canadian GAAP and US GAAP:

     ===============================================================================================================================

     (Cdn$ in millions)                                                               2008                            2007
     -------------------------------------------------------------------------------------------------------------------------------

                                                                            Canadian               US         Canadian           US
                                                                                GAAP             GAAP             GAAP         GAAP
     -------------------------------------------------------------------------------------------------------------------------------

      Capital stock                                                         $  5,079      $     4,955       $    3,281   $    3,157
      Retained earnings                                                        5,476            5,561            5,038        5,213
      Contributed surplus                                                         82               82               71           71
      Accumulated other comprehensive income (loss) (k)                          263               84             (671)        (863)
     -------------------------------------------------------------------------------------------------------------------------------
                                                                            $ 10,900      $    10,682       $    7,719   $    7,578
     ===============================================================================================================================

a)   Adoption of New Accounting Standards

     i.   Fair Value Measurements

     In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 157, "Fair Value Measurements." The standard defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosure about fair value measurements. This standard does not require any new fair value measurements. In February 2008, the FASB issued FSP FAS 157-2, which delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. In 2008, we adopted FAS 157 for financial assets and liabilities recognized at fair value on a recurring basis. The adoption did not have a material effect on our financial results. The disclosures required by FAS 157 for financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2008 are included in Note 24(n).

     We will apply the requirements of FAS 157 for fair value measurements of financial and nonfinancial assets and liabilities not valued on a recurring basis in 2009. We are currently evaluating the effect of this application on our financial reporting and disclosures.

     On October 10, 2008, the FASB issued FSP FAS 157-3, which clarifies the application of FAS 157 in determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 is effective as of the issuance date and has not affected the valuation of our financial assets.


     ii.  Fair Value Option for Financial Assets and Financial Liabilities

     In February 2007, the FASB issued FAS 159, "Fair Value Option for Financial Assets and Financial Liabilities," which allows an irrevocable option, the Fair Value Option, to carry eligible financial assets and liabilities at fair value. The election is made on an instrument-by-instrument basis. Changes in fair value for these instruments are recorded in earnings. The objective of FAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

     We applied FAS 159 prospectively in 2008. We have not adopted the Fair Value Option for any of our eligible financial instruments, which primarily include available-for-sale securities, equity-method investments and long-term debt.


-------------------------------------------------------------------------------
57

24. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

     iii. The Hierarchy of Generally Accepted Accounting Principles

     In May 2008, FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," which identifies the sources of accounting and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. SFAS 162 became effective in November 2008. The adoption of SFAS 162 did not result in any changes in our financial statements.

     iv. Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and Consolidation of Variable Interest Entities

     In December 2008 the FASB issued Staff Position ("FSP") No. FAS 140-4 and FIN 46(R)-8, which amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to require public enterprises to provide additional disclosures about their involvement with variable interest entities. The disclosures required by this FSP are intended to provide greater transparency to financial statement users about a transferor's continuing involvement with transferred financial assets and an enterprise's involvement with variable interest entities and qualifying SPEs. This FSP is effective for the first reporting period (interim or annual) ending after December 15, 2008. The adoption of the FSP in 2008 had no effect on our financial statement disclosures.

b)   Exchangeable Debentures Due 2024

     Our exchangeable debentures due 2024, redeemed in 2006, were classified as equity with related interest being charged directly to retained earnings. Under US GAAP, we classified these instruments as liabilities and interest was charged against current period earnings. The redemption of the debentures in 2006 was treated as a non-monetary transaction and the carrying value of the debentures was transferred to share capital. Tax benefits arising on the settlement of the debt instrument were recorded in earnings for US GAAP purposes.

c)   Unrealized Holding Gains (Losses) on Investments

     Under Canadian GAAP, prior to adopting the new financial instruments accounting standards, we recorded investments in marketable securities at cost. For US GAAP, our marketable securities are designated as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains or losses included in other comprehensive income until realized, or until an other-than-temporary decline occurs. With the adoption of the new Canadian financial instruments standards on January 1, 2007, we recognize our marketable securities at fair value for Canadian GAAP.

d)   Deferred Start-up Costs

     Prior to December 31, 2008, we deferred mine start-up costs under Canadian GAAP until a mine reaches commercial levels of production and amortized these amounts over the life of the project. Under US GAAP, we expensed mine start-up costs as incurred.

e)   Exploration Expense

     Under Canadian GAAP, we capitalize exploration expenditures where resources, as defined under National Instrument 43-101, exist and it is expected that the expenditures can be recovered by future exploitation or sale. For US GAAP, exploration expenditures are expensed unless proven and probable reserves have been established by a feasibility study.

-------------------------------------------------------------------------------
58

24. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

f)   Derivative Instruments

     Under Canadian GAAP, we adopted the financial instruments accounting standards on January 1, 2007. Prior to adoption, derivative instruments, to which hedge accounting was applied, were held off-balance sheet with realized gains and losses recorded in net earnings. Non-hedge derivative instruments were recorded on the balance sheet at fair value with changes in fair value recorded in other income (expense).

     For US GAAP purposes, all derivatives are recorded on the balance sheet as either assets or liabilities at fair value.

     i. The Inco exchangeable debentures, settled in 2006, included an option to settle the debt with Inco shares. Under US GAAP, this option constituted an embedded derivative which was accounted for as a separate derivative instrument and recorded on the balance sheet at fair value with changes in fair value included in net earnings.

     ii. TCAK's agreement with the Northwest Arctic Borough includes an escalation clause based on zinc price. This constitutes an embedded derivative and the derivative instrument has been separately valued and recorded at fair value on the balance sheet. Changes in fair value are included in net earnings. With the adoption of the new Canadian GAAP financial instruments standards on January 1, 2007, we recognized this embedded derivative for Canadian GAAP.

     iii. Our contingent consideration from the sale of Cajamarquilla based on zinc prices (Note 21(b)) constitutes an embedded derivative under US GAAP and the derivative instrument has been separately valued and recorded at fair value on the balance sheet. Changes in fair value are included in net earnings. With the adoption of the Canadian GAAP financial instruments standards on January 1, 2007 we recognized this embedded derivative for Canadian GAAP.

     iv. With the adoption of the Canadian GAAP financial instruments accounting standards on January 1, 2007, our unrealized losses on cash flow hedges were charged, net of taxes, directly to opening accumulated other comprehensive income. As these previously designated cash flow hedges mature, losses are brought into net earnings. Under US GAAP, these derivatives were not designated as cash flow hedges, and accordingly, unrealized gains and losses were recorded in net earnings.

g)   Asset Retirement Obligations

     For US GAAP purposes, we adopted FASB Statement No. 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003. We adopted the provisions of CICA 3110, "Asset Retirement Obligations," for Canadian GAAP purposes effective January 1, 2004.

     The United States and Canadian standards for asset retirement obligations are substantially the same, however, due to the difference in adoption dates, different discount rate assumptions were used in initial liability recognition. This resulted in differences in the asset and liability balances on adoption and will result in different amortization and accretion charges over time.

h)   Deferred Stripping

     Canadian GAAP differs from US GAAP in that it allows the capitalization of deferred stripping costs when such costs are considered a betterment of the asset. Under US GAAP, all stripping costs are treated as variable production costs.

-------------------------------------------------------------------------------

24. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

i)   Cumulative Translation Losses

     Under Canadian GAAP, when a foreign subsidiary pays a dividend to the parent company and there has been a reduction in the net investment, a gain or loss equivalent to a proportionate amount of cumulative translation adjustment is recognized in net income.

     Under US GAAP, a gain or loss from the cumulative translation adjustment is only recognized when the foreign subsidiary is sold, or the parent completely or substantially liquidates its investment.

j)   Other

     Other adjustments include differences in respect of equity earnings, interest capitalization and other items.

k)   Comprehensive Income

     Under US GAAP, comprehensive income is recognized and measured in accordance with FASB Statement No. 130, "Reporting Comprehensive Income." Comprehensive income includes all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income includes two components, net income and other comprehensive income. Other comprehensive income includes amounts that are recorded as an element of shareholders' equity, but are excluded from net income as these transactions or events were attributable to changes from non-owner sources. These items include pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment). We adopted the Canadian GAAP standard for comprehensive income and other comprehensive income on January 1, 2007.

l)   Income taxes

     The adjustment to tax expense is the tax effect of adjustments under US GAAP. The computation of income taxes related to adjustments is based on the nature of the adjustment and the jurisdiction in which the adjustment originated. The company operates in various jurisdictions which are subject to local tax legislation, resulting in varying rates for each reconciling item.

     The model for recognition and measurement of uncertain tax positions is different under US GAAP. For US GAAP purposes, our unrecognized tax benefits on January 1, 2007 and 2008 were $11 million. There were additions, reductions and settlements to unrecognized tax benefits throughout the year and, as a result, the unrecognized tax benefits on December 31, 2008 increased to $27 million.

     Our unrecognized tax benefits, if recognized, would not significantly affect our effective tax rate. We recognize interest and penalties related to unrecognized tax benefits in other income and expenses. During the years ended December 31, 2008, 2007 and 2006, we did not recognize any significant tax related interest or penalties. We also did not accrue significant amounts of tax related interest and penalties at December 31, 2008 and 2007. The balance of the adjustment to tax expense is the tax effect of adjustments to net earnings under US GAAP.

m)   Pension Liability

     For US GAAP purposes, we are required to report the overfunded asset or underfunded liability of our defined benefit pension and other post-retirement plans on the balance sheet. Since the adoption of SFAS No. 158 on December 31, 2006, changes in the funded status are recorded through other comprehensive income. The information set out below should be read in conjunction with the information disclosed under Canadian GAAP requirements for pension and other employee future benefits provided in
     Note 12(b).

-------------------------------------------------------------------------------
60

24. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

     The funded status at the end of the year and the related amounts recognized on the statement of financial position for US GAAP purposes are as follows:

     ===============================================================================================================================
                                                                               2008                               2007
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                          Other post-                    Other post-
                                                                             Pension       retirement          Pension    retirement
     (Cdn$ in millions)                                                     benefits         benefits         benefits      benefits
     ------------------------------------------------------------------------------------------------------------------------------
     Funded status at end of year
          Fair value of plan assets                                    $       1,213      $         -       $    1,257   $       -
          Benefit obligations                                                  1,224              248       $    1,260   $     272
     -------------------------------------------------------------------------------------------------------------------------------
          Funded status                                                $         (11)     $      (248)      $       (3)  $     (272)
     -------------------------------------------------------------------------------------------------------------------------------

     Amounts recognized in the balance sheet
          Non-current asset                                            $          88      $         -       $       79   $        -
          Current liability                                                       (8)             (10)              (4)         (10)
          Non-current liability                                                  (91)            (238)             (78)        (262)
     -------------------------------------------------------------------------------------------------------------------------------
                                                                       $         (11)          $ (248)      $       (3)  $     (272)
     -------------------------------------------------------------------------------------------------------------------------------

     Amounts recognized in accumulated
        other comprehensive income
          Net actuarial loss (gain)                                    $         108      $       (28)      $      110   $       33
          Prior service cost                                                      93               22               68           30
     -------------------------------------------------------------------------------------------------------------------------------

                                                                       $         201      $        (6)      $      178   $       63
     ===============================================================================================================================

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2008 and 2007 were as follows:

     ===============================================================================================================================
        (Cdn$ in millions)                                                                                        2008          2007
     -------------------------------------------------------------------------------------------------------------------------------
     Accumulated benefit obligation in excess of plan assets
          Projected benefit obligation                                                                      $      297   $      347
          Accumulated benefit obligation                                                                           285          321
          Fair value of plan assets                                                                                212          269
     ===============================================================================================================================

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61

24. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

      The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2009 are as follows:

     ==============================================================================================================================
                                                                                                                        Other post-
                                                                                                             Pension     retirement
      (Cdn$ in millions)                                                                                    benefits       benefits
     ------------------------------------------------------------------------------------------------------------------------------
      Actuarial (gain) loss                                                                               $        6    $       (1)
      Prior service cost                                                                                          21             6
     ------------------------------------------------------------------------------------------------------------------------------
      Total                                                                                               $       27    $        5
     ==============================================================================================================================

n)   Fair Value Measurements

     Our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

     Level 1 -    Unadjusted   quoted   prices  in  active   markets  that  are
                  accessible   at   the   measurement   date   for   identical,
                  unrestricted assets or liabilities.

                  Cash equivalents, including demand deposits and money market instruments, are valued using quoted market prices. Marketable equity securities are valued using quoted market prices in active markets, obtained from securities exchanges. Accordingly, these items are included in level 1 of the fair value hierarchy.

     Level 2 -    Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

                  Derivative instruments are included in level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible. Also included in level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for similar assets and liabilities such as the forward price curves for copper, zinc and lead.

     Level 3 -    Unobservable  (supported  by little  or no  market  activity)
                  prices.

                  We include investments in debt securities in level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management's best estimates, which are unobservable inputs.


-------------------------------------------------------------------------------
62

24. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

     The fair values of our financial assets and liabilities at December 31, 2008 are summarized in the following table:

     ===============================================================================================================================
                                                              Quoted prices in      Significant
                                                                active markets            other        Significant
                                                                 for identical       observable       unobservable
                                                                        assets           inputs             inputs
     (Cdn$ in millions)                                               (Level 1)        (Level 2)          (Level 3)           Total
     -------------------------------------------------------------------------------------------------------------------------------
      Assets
         Cash and cash equivalents                               $         850      $         -         $        -       $      850
         Marketable equity securities                                      104                -                  -              104
         Marketable debt securities                                          -                -                 25               25
         Settlements receivable                                              -              184                  -              184
         Derivative instruments                                              -              195                  -              195
     -------------------------------------------------------------------------------------------------------------------------------
                                                                           954              379                 25            1,358
     -------------------------------------------------------------------------------------------------------------------------------

      Liabilities
         Derivative instruments                                                             252                  -              252
         Settlements payable                                                                  -                141              141
     -------------------------------------------------------------------------------------------------------------------------------
                                                                 $           -      $       393         $        -       $      393
     ===============================================================================================================================

o)   Proportionate Consolidation

     US GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP the accounts of joint ventures are proportionately consolidated. All of our joint ventures qualify for the Securities and Exchange Commission's accommodation, which allows us to continue to follow proportionate consolidation. Additional information concerning our interests in joint ventures is presented in
     Note 18.

p)   Debt Issuance Costs

     Under Canadian GAAP, short-term and long-term debt are initially recorded at total proceeds received less direct issuance costs. Under US GAAP, direct issuance costs are recorded separately as an asset.

q)   Recent US Accounting Pronouncements

     i.   Business Combinations

     In December 2007 the FASB issued FAS 141(R), "Business Combinations," which replaces FAS 141 prospectively for business combinations consummated in the fiscal year commencing after the effective date of December 15, 2008. Early adoption is not permitted. Under FAS 141(R), business acquisitions are accounted for under the "acquisition method," compared to the "purchase method" mandated by FAS 141.

     The standard also presents revised guidance for a number of areas, including the measurement of assets acquired, liabilities assumed, and non-controlling interest in an acquisition of less than 100% of the acquiree, the definition of a business for the purpose of acquisitions, the measurement date for equity interests issued by the acquirer, the adjustment of income tax estimates in the acquisition, the treatment of acquisition-related costs of the acquirer, and the disclosure requirements around the nature and financial effects of the business combination. This statement will affect our financial statements for any business combinations commencing in 2009.


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                                                                             63

24. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

     ii.  Non-controlling Interests in Consolidated Financial Statements

     In December 2007 the FASB issued FAS 160, "Non-controlling Interests in Consolidated Financial Statements," which is effective for fiscal year 2009. Under FAS 160, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders' equity.

     In addition, FAS 160 revises how changes in ownership percentages are accounted for, including when a parent company deconsolidates a subsidiary but retains a non-controlling interest. As well, attribution of losses to the non-controlling interests is no longer limited to the original carrying amount.

     The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted. We are currently evaluating the potential effect of adopting this statement on our financial statements.

     iii. Disclosures about Derivative Instruments and Hedging Activities

     In March 2008, the FASB issued FAS 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133," which requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. We are currently evaluating the potential effect of adopting this standard on our note disclosures.

     iv.  Equity Method Investment Accounting

     In November 2008, the FASB issued EITF Issue No. 08-6 "Equity-Method Investment Accounting." EITF 08-6 concludes that the cost basis of a new equity-method investment would be determined using a cost-accumulation model, which would continue the practice of including transaction costs in the cost of investment and would exclude the value or contingent consideration. Equity method investments should be subject to other-than-temporary impairment analysis. It also requires that a gain or loss be recognized on the portion of the investor's ownership sold. EITF 08-6 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the effect the adoption of this ETIF may have on our financial statements.

     v.   Employers' Disclosures about Post-retirement Benefit Plan Assets

     In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Post-retirement Benefit Plan Assets", which amends FAS 132 and provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other post-retirement plan. FSP FAS 132(R)-1 requires employers to consider certain overall objectives in providing disclosures about plan assets including how investment allocation decisions are made, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. FSP FAS 132(R)-1 is effective for disclosures about plan assets provided for fiscal years ending after December 15, 2009. We are currently evaluating the potential effect of adopting this standard on our note disclosures.


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